AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 2, 1999


                          Registration No.:  0-266932

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        AMENDMENT NUMBER 3 TO FORM 10-SB
                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUER
                          UNDER SECTION 12(B) OR (G) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                              ____________________


                                  PHOTOLOFT.COM
                 (Name of Small Business Issuer in its Charter)

         NEVADA                                              87-0431036
(State or Other Jurisdiction of                           (I.R.S. Employer
Incorporation or Organization)                            Identification Number)


          300 ORCHARD CITY DRIVE, SUITE 142 CAMPBELL, CALIFORNIA  95008
              (Address of Principal Executive Offices and Zip Code)

                    Issuer's Telephone Number: (408) 364-8777


Securities to be registered pursuant to Section 12(b) of the Act:


Securities to be registered pursuant to Section 12(g) of the Act:

                               Common stock, par value $.001 per share

                                  PHOTOLOFT.COM

                                   FORM 10-SB

                                Table of Contents

Item 1     Description of Business                                                        3
Item 2     Management's Discussion and Analysis or Plan of Operations                    20
Item 3     Description of Properties                                                     35
Item 4     Security Ownership of Certain Beneficial Owners and Management                36
Item 5     Directors, Executive Officers, Promoters and Control Persons                  38
Item 6     Executive Compensation                                                        41
Item 7     Certain Relationships and Related Transactions                                45
Item 8     Legal Proceedings                                                             48
Item 9     Market For Common Equity and Related Stockholder Matters                      48
Item 10    Recent Sales of Unregistered Securities                                       50
Item 11    Description of Registrant's Securities to be Registered                       54
Item 12    Indemnification of Directors and Officers                                     58
Item 13    Financial Statements                                                          59
Item 14    Changes in and Disagreements with Accountants on Accounting and Financial
           Disclosure                                                                    59
Item 15    Financial Statements and Exhibits                                            F-1

ITEM  1.     DESCRIPTION  OF  BUSINESS

     PhotoLoft.com is a photo-sharing and digital imaging e-commerce "community", meaning that individuals with access to the Internet can store, view and share their personal photographic images on pages located on the World Wide web which we maintain and can be accessed from our web site at www.photoloft.com. As a result, our web site is a "community" of pages on the World Wide Web with images collected from around the world. We also maintain pages on the World Wide Web for other companies that wish to utilize our digital imaging capabilities.

     Our viewing and printing technology allows users to access and print their personal images quickly, easily and inexpensively. We organize the images on our web site by areas of interest. For example, a visitor interested in forests can access our web site and choose to view a selection of web pages that includes images of forests. Visitors to the pages within our web site can choose from over 90 categories in which to catalogue their images and view others. This provides users with a quick reference point to access images of interest to them. This also enhances our ability to attract advertisers to the pages within our web site.

      We generate advertising revenue when advertisers purchase space on the pages within our web site to post their own images and messages advertising their products or services. The organization of images on the pages within our web site allows potential advertisers the opportunity to target their audience. We are also developing an e-commerce program through which we will market and sell a complete line of photo-personalized gifts and customized electronic greeting cards, consumables such as ink, paper and other digital imaging items, and photos offered by professional photographers.


BACKGROUND

     Although our company was originally formed in November 1993, we adopted our current business model, which is described in the previous paragraph, in June 1998. In that regard, we are very much like a start-up company and we have received minimal revenues since the adoption of our new business model.

     Under our previous business model, we operated under the corporate name, AltaVista Technology, Inc. Alta Vista's business model was formed to take advantage of the burgeoning need for fun and creative applications for the Internet. The market place was rapidly leaving behind cumbersome computers that required highly trained operators and was turning to PC-based computing that allowed people with average computer skills to enter a new world. AltaVista began developing imaging software that made computing even more fun, and the various products that were designed and marketed brought images to life on the computer. In 1995 AtlaVista introduced Howdy!, the world's first ever multi-media e-mail tool. Still being shipped today, the software was an instant success because it was engaging, fun and easy to use. As a component of this product, AltaVista also established web pages via e-mail. Over the years, AltaVista developed and marketed the following products:


     Howdy!  -  an  electronic  postcard  maker  for  Windows  PCs
     Howdios - additional postcards for Howdy! owners available on line Webcannon! - a system allowing users to create web pages
     Media Wrangler - a software tool allowing users to create emails which Include graphics and animation.
     SmartNet  Singles  -  thematic  Internet  access  kits
     Internet Suite - a suite of products designed to get users up and running quickly and easily on the Internet.


     As a software developer, AltaVista followed the traditional revenue model of bundling its software with original equipment manufacturers. As that market evolved into a non-revenue source, we began exploring new ways to bring products to market at a profit. This coincided with the phenomenal growth of the Internet and the evolution of Internet users who were rapidly beginning to utilize the medium as a source of entertainment as well as information. The expertise of AltaVista was clearly in Internet imaging technology and the decision was made to aggregate images into a photo-sharing community.

     We initiated our current business model in June 1998 and in that respect, we are much like a start-up company. In August 1998 we sold our URL, AltaVista.com, to Digital Equipment, now Compaq Computer, and changed our name to PhotoLoft.com, Inc., a California corporation. The official launch of our new web site was in February 1999, the same month that Photoloft.com, Inc. entered into a reorganization with Data Growth, Inc., a non-operating public company incorporated in Nevada. Under the terms of the reorganization, Photoloft.com, Inc. shareholders received shares of Data Growth in exchange for their shares of common stock, Photoloft.com, Inc. became a wholly-owned subsidiary of Data Growth, all of the executive officers and directors of Data Growth resigned, the executive officers and directors of Photoloft.com, Inc.
became the executive officers and directors of Data Growth, and Data Growth changed its name to PhotoLoft.com. See "Item 7. Certain Relationships and Related Transactions." All of our business is currently conducted through Photoloft.com, Inc., and our principal executive offices are located at 300 Orchard City Drive, Suite 142, Campbell, California. Our telephone number at this address is (408) 364-8777.

Photo  Processing  Technology


     The continuing evolution of the Internet as an entertainment medium coupled with rapid advances in technology are working together to create a very different photo processing model that the traditional chemical film based model. Typically, photographers drop their used film at a photo processor, return at a later date to retrieve it, make decisions for additional copies of certain photographs and then return several days later to get those as well. Digital photography, the Internet and advances in printing technology are changing that model.

     Sales of digital cameras have increased dramatically. According to NewMedia, digital camera prices dropped 40 percent to 50 percent during 1998, making them more accessible to more people and the digital camera market is currently enjoying a boom that is expected to reach $5.4 billion in sales by 2002. In Japan today, sales of digital cameras exceed those of film-based cameras.

     Developers of printers continue to focus on creating crisp, clear prints delivered via the home printer at affordable prices. Companies like Hewlett-Packard derive more revenue from ink sales than printer sales, and printers that provide consumers with excellent images, using a lot of ink in the process, help to drive the technology.

     The pages within our web site allow visitors to place digital images captured by their digital cameras onto the Internet so that others can view the images by down-loading them from the pages within our web site. Additionally, traditional film-based photos can easily be scanned onto the Internet. A visitor can then choose to print the photos of choice from the comfort of his or her own computer. This avoids getting unwanted photos, provides an excellent storage place for the images, and ensures that photos can be found and reprinted at any time. Using our software, the prints made will be to the highest resolution of the printer, which typically provides photo-finish quality prints. All printers shipped by Epson and Hewlett-Packard in the U.S. in 1999 have this capability. The printer prices start at $250. In addition, users can designate what standard photographic size they prefer, anything from wallet to 8"x10".

The  Internet

     The move from a chemical-based photo solution to a digital one coincides with the explosive growth of the Internet into a significant global medium for entertainment, communications, news, information and commerce. Commercialization of the Internet began in the mid-1980s, with e-mail providing the primary means of communication. However, it was the Internet's World Wide Web, which provided a means to link text and pictures, that has led to the blossoming of e-commerce and sparked the explosive growth of the Internet in the 1990s. Today, according to NewMedia, at least 100 million people in 135 countries send and receive information, and purchase products and services, through the Internet.


     While a number of factors have contributed to the continued growth of the Internet, several specific trends have been particularly important. The first has been the emergence of community web sites. Community sites provide a platform for gathering the rapidly increasing volume of personalized content created by Internet users. Online communities also provide a single online destination where like-minded users can interact and quickly find pertinent information, products and services related to their particular needs. Community sites generally offer free services including access to e-mail accounts, chat rooms, message boards, news and entertainment. Through these features, community sites can provide Internet users with the same opportunities for expression, interaction, sharing, support and recognition that they seek in the everyday world. A successful community will accomplish these goals and create a base of loyal members who will collaborate in the evolution of the site as their needs and interests change and expand.

     To date, advertisers on the Internet have typically used traditional navigational sites and professionally created content sites to promote their products and services online. However, online communities allow them to reach highly targeted audiences within a more personalized context, thus providing the opportunity to increase advertising efficiency and improve the likelihood of a successful sale. Moreover, advertisers can track more accurately the effectiveness of their advertising messages by receiving reports of the number of end users exposed to their advertisements as well as the number of end users who move directly to the web site being advertised.

OUR  SOLUTION

     For Internet consumers, PhotoLoft.com provides an online photo-sharing community that continues to meet the evolving needs of the marketplace. It is attractive to photographers of all types, from professional to neophyte, who want to share their images, solicit comments on their photos, browse others' pictures and participate in photo-personalized e-commerce or simply take advantage of a convenient solution for purchasing digital imaging supplies. In addition, our advanced viewing technology allows users to study photos from a number of different angles and our printing technology allows them to print photo-finish quality prints from their home or office printers. For business partners, PhotoLoft.com brings a unique solution to the questions of how to make their sites more interesting and ultimately more appealing to their users. No other photo-sharing web site on the Internet currently offers this broad combination of products and services to meet all of these needs.

Consumers

     Our solution is timed to take advantage of the growing popularity of online communities. Our web site offers an entry point to the Internet for users interested in digital imaging. In addition, our efforts to develop an entertaining community site are positioning us well to capture a share of the next generation of Internet users who will be looking to the Internet for reasons other than information. Internal statistics show that as an entertainment medium and web site, we are not only successful at attracting users, but we also keep them on the site for long periods of time and keep members once they upload their images. These statistics have been supported by the findings of PCData Online, which indicate that users spend an average of three minutes viewing the pages within our web site. Sharing photos with family and friends; being able to browse other photos and comment on them; and being able to correspond with other photography buffs, all combine to make our web site a popular community with a promising future with new members.

     We have also developed a multi-faceted e-commerce solution that will appeal to users looking for photo-personalized gifts and greeting cards. The first component of the e-commerce program is in place today and offers customers a choice of over 150 photo-personalized gift items. For example, end users can purchase shirts, coffee mugs or puzzles with their photographs printed on them. The second component of the e-commerce program is photo-personalized cards, which are greeting cards with particular photographs printed on them and include personalized greetings drafted by the end user. The unique design of this program allows PhotoLoft.com to generate advertising revenue by displaying banner advertisements while customers create their product, as well as e-commerce revenues once the end user purchases the product using their credit card. The third component of the e-commerce solution includes on-line sales of digital imaging products such as cameras, scanners and printers and will be implemented in the first quarter of the year 2000. In addition, we will offer printing paper and ink cartridges for sale at costs competitive with more traditional retail outlets.

Advertisers

     PhotoLoft.com offers a highly focused web site, which is particularly attractive to advertisers. Advertisers purchase space on the pages within our web site to post their own images and messages advertising their products or services. The fee for the advertisements is based upon the number of times a particular advertisement is displayed to a visitor accessing our site and the aggregate number of visitors that are exposed to the advertisement. The organization of images on the pages within our web site allows potential advertisers the opportunity to target their audience. Through our 90 different categories of photographs, advertisers can choose to target their audience as much or little as possible. Combined with PhotoLoft.com's community, which sponsors contests and provides information and news about digital imaging, the web site is a very attractive option for advertisers, that can choose traditional banner advertising on ultra-targeted pages or sponsorships of the various activities available at the site. Sponsorships tend to be long-term relationships between companies with increased opportunities for revenue than simple banner advertisements which involve the placement of a banner on the web page being viewed by an end user.

Business  Partners

     The PhotoLoft.com web site attracts users who are interested in photography and would like to share that interest with others. As members join PhotoLoft.com they upload images and return to our web site several times to view the images as opposed to some online communities where it is easy to switch to a competitive site. As discussed by PCData Online, statistics show that PhotoLoft.com is a "sticky" site, in that it attracts users for an average of three minutes per visit, a very important point for advertisers on the web site. Examining photos takes more time than simply scanning most web sites. Also, PhotoLoft.com users then zoom in on or pan the image they have chosen an average of three times. This feature is very important because each time it is accessed it increases the total amount of time a user is on the site. These two factors combined have made PhotoLoft.com very attractive to other web sites that are constantly looking for ways to increase the traffic on their web sites. Utilizing PhotoLoft.com's unique co-branding and private label opportunities which are discussed below.
[/R]

     The final component of the e-commerce solution involves PhotoLoft.com-enabled e-commerce. This product was developed on demand from professional photographers, who will utilize PhotoLoft.com to display photos taken for events. Potential customers can browse the photos in a PhotoLoft.com album created by the photographer and then print directly from the web site. The photographer will be reimbursed based upon the number of photos printed.

Technology

     What makes our site truly useful to users is the technology. Our software greatly simplifies the task of displaying images on the Internet. End users can view small images of several photographs before deciding to enlarge a particular photograph. End users can also compress the image and forward it to a friend. We have also taken Internet digital imaging a step further with our advanced viewing capabilities. Users can zoom in on or pan an image, allowing them to observe even the tiniest details or enjoy the full panorama of a photo. This technology, which is compatible with all on-line auction sites, makes us particularly popular with bidders closely scrutinizing their potential purchases. In addition, to take full advantage of the digital revolution, we allow users to print their pictures at home. This home photo processing is comparable to the current photo finish quality, and is cost competitive with the traditional model of film processing with the added advantages of allowing users the convenience of printing only the photos they want, at the sizes they designate from the comfort of their homes.


STRATEGY

     In order to achieve our goal of becoming the most complete photo-sharing e-commerce community on the Internet, we have implemented a multi-faceted strategy to enhance the content and features available on our web site, increase the amount of traffic on our site, expand advertising sales and sponsorships, and develop a variety of e-commerce solutions.
[/R]
Enhance  Our  Online  Community


     We continue to evolve our site to offer the latest in technology as well as the latest trends in Internet communities. Recently, we began to aggressively upgrade the look and feel of our site, creating new and popular contests and encouraging users to comment on photos using a "guest books" feature which allows an end user to write comments about a given photo and post those comments for others to read. We have also brought new users to the site through an e-invitation e-mail program which allows end users to send emails to other users inviting them to view photos at Photoloft.com.

     New developments trend into two distinct arenas: technology and entertainment. Technically, we are working to add new features that enhance our web site, such as advanced image editing which will allow users to manipulate photographs to crop the images or eliminate red-eye, for example, and simplified image uploading. We realize that to be successful, we must have an extremely easy, user-friendly site. We recently instituted a "feedback" page on the site that allows users to communicate their ideas easily and quickly with us. Many of our new enhancements will be derived from this user interface. We are also working to cut the costs of technology. As our web site continues to grow we can achieve many cost efficiencies. For example, our engineers are working to lower our operating by developing new technologies for image hosting. Finally, we are devoted to Internet image hosting, and as that develops, we plan to remain on the forefront of the technology.

     Perhaps even more important is the entertainment component of the site. We are constantly on the lookout for new ideas that will enhance the community experience for our users. In the very near term we anticipate adding additional contests, an automated address book for emailing purposes and private communication between members.

Traffic  Generation

     We have made a strategic decision to make traffic generation our top priority. In order to accomplish this, we intend to enter into co-branding and private label web site linking relationships with other companies. A co-branded web site is composed of a collection of web pages within our web site that include our Photoloft.com brand features as well as the brand features of the company that contracts with us. This collection of pages is also linked to the other company's web site. Thus, end users are exposed to the brand features of two or more companies in equal amounts. On the other hand, a private label web site is composed of a collection of web pages within our web site which includes only the brand features of the company that contracts with us. As a result, end users are not made aware of the fact that they are visiting a collection of web pages within our web site. The only indication that we have any involvement with a private label web site is the following statement, usually located towards the bottom of a web page: "powered by PhotoLoft.com". Currently, we have approximately 38 co-branding agreements and 4 private label agreements.

     We intend to develop co-branding relationships with original equipment manufacturers of digital imaging equipment. We currently enjoy successful partnerships with original equipment manufacturers of digital cameras, scanners, printers and other digital photography equipment, including UMAX, Epson, and Hewlett-Packard. Our partners ship copies of our software with new equipment; advertise PhotoLoft.com on their boxes; feature our site in box inserts and/or user guides; and create links from their web sites.

     Typically original equipment manufacturer relationships are manifested as co-branded web pages, whereby users on the original equipment manufacturer partner's home page can click through to a page featuring the original equipment manufacturer's branding along with PhotoLoft.com branding. As users browse through the page and take advantage of all our unique features, they constantly see both the brands of the original equipment manufacturer and PhotoLoft.com. This is very popular with original equipment manufacturer's that understandably are reluctant to send potential customers to another web site. PhotoLoft.com, the original equipment manufacturer and the user are all winners: we grow our user base and image bank; the original equipment manufacturer is perceived as offering a value-added service; both companies share in the revenue generated by advertising sales and e-commerce; and the user has an opportunity to join our community. See "Marketing and Promotion--Co-Branding Agreements."

     We are currently striving to increase the amount of private label relationships we have. This concept was pioneered when we developed a private label site for the Walt Disney Company in conjunction with Disney's launch of "A Bug's Life." Under this concept, a partner company, such as Disney, can commission us to create a collection of pages within our web site that is branded exclusively for them, giving users the impression they have never left the original site. As an added feature, the private label partner can specify parameters for the pages, including content and advertising. The advantages of a private label site are numerous for both the partner and us. The partner has total control over the site, including tight security, the chance to communicate with visitors and reinforce its brand. We add to our image bank, enjoy additional traffic and participate in revenues generated via e-commerce and advertising sales.


     Our private label program allows partners to choose how to feature PhotoLoft.com or offer its services. That way, we are not a competitor, but a value-added supplier and partner. As we add private label agreements, PhotoLoft.com will quickly become the digital imaging host for the Internet. See "Marketing and Promotion--Private Labeling Agreements."

     We are also maximizing relationships with other web sites to increase traffic on our own web site by linking our web site to other web sites. We already have agreements in place with Compaq Computer; Lycos; Hylas; Tribal Voice and Netopia, and are actively pursuing additional agreements with other web sites. See "Marketing and Promotion--web Site Partnering."

Advertising.

     As advertising costs continue to spiral upward, savvy advertisers are constantly on the lookout for innovative ways to deliver their message to increasingly targeted audiences. The Internet is an excellent medium for this targeted advertising and our web site is an ideal program, acting as an electronic alternative to printed photo magazines. Advertisers purchase space on the pages within our web site to post their own images and messages advertising their products or services. The fee for the advertisements is based upon the number of times a particular advertisement is displayed to a visitor accessing our site and the aggregate number of visitors that are exposed to the advertisement. The organization of images on the pages within our web site allows potential advertisers the opportunity to target their audience. For example, a maker of hiking boots may wish to expose its advertisements to users with an interest in forests. On our web site, it can accomplish this by including its advertisements on pages which include images within the "forests" category of our site.

     Our unique design allows users to generate numerous impressions based on just one picture. Users publishing complete albums create an exponential number of impressions. Each additional impression allows an advertiser to display a new image to our visitors and increases our revenue.

E-Commerce

     E-commerce is a growing phenomenon of the Internet and we intend to take advantage of this opportunity by offering convenience and quality to buyers. We currently offer a wide selection of photo-personalized gifts, and plans are in place for phased introduction of additional products and services, including photo-personalized greeting cards, consumables, and photos offered by professional photographers. See "Products and Services--E-Commerce."

PRODUCTS  AND  SERVICES

Our  web  Site


     Our web site at Photoloft.com was created to give our members a collection of web pages on which to place to store their pictures; a way to categorize their memories; and a mechanism for sharing their photos. Members can store photos on pages within our web site; utilize the site's album metaphor to organize the photos; and either view them on-line, through high quality output devises such as television, or print them using our print technology.

     Once users arrive at our site, navigating the different pages is quite simple. Immediately, users can opt to sign up, upload their photos or search for a specific album. Following this lead navigation bar, users can scroll through the 90 photographic categories ranging from animals to news to travel. Views of photos are only a click away. Users choosing to upload a photo must first join PhotoLoft.com by completing a very brief registration form and agreeing to the site's terms and conditions. Once that is handled, users can load their images three ways, via the digital camera, scanning or emailing the image. They are automatically stored in an "album" which can be edited and manipulated very easily at any time.

     One of the unique and attractive features of our web site is the community experience. The importance of community cannot be underestimated: Internet users are looking for interaction and the "community" experience fulfills that need. The longer users stay on the site, the more opportunity web sites have to raise advertising and other revenue. Our site currently features 90 categories of images that users can browse through. These categories represent the top subjects that photographers typically photograph. In addition to giving users a convenient way to view photos, the segmentation is attractive to potential advertisers that can use the categories to target audiences. For example, pet food ads can be featured on the "Pet" section of our site. The categories also help draw viewers deeper into the site, increasing the number of impressions received and the number of images served. This, in turn, makes our site particularly attractive for advertisers, thereby increasing opportunities for advertising revenues. See "Advertising."

     Other features on our site that contribute to the community experience include photo comments, photo sharing, and user participation via contests. Using our Guest Books feature, users can comment on various images throughout the site. Those comments can then be viewed by anyone accessing the photo. This is a particularly popular feature for professional models, who use the site to post their portfolios, and professional photographers. A unique component to the Guest Books feature is an e-mail service that will alert users when comments about their images have been received.

     Our site provides an ideal vehicle for users to share images easily through its e-invitation feature. Members simply e-mail their friends and family when they post a photo or album they want to share. Rather than tie up the recipient's computer with large e-mail files carrying photos, our system invites the recipient to view the photo or album by using a link between the text of the email and the web page continuing the image. This system is extremely easy and popular; is very fast since it does not download actual photos to the recipient's PC; and brings more users to our site.

     Another important aspect of our community experience is the contents and other forms of entertainment on our site. Currently, our users can participate in two contests on our site: "image of the week" and "album of the week." Users are invited to submit their work for these contests and all interested users are allowed to vote.
[/R]

Technology

     One of our competitive advantages is our unique advanced viewing and printing technologies. They are both based on Hewlett-Packard's FlashPix technology, but take the concept a step further, allowing for the simplicity of viewing and ease of printing.


       Our advanced viewing capability is unique to our site and allows users to zoom in on or out of a photo and examine the details of an image. Conversely, users can also pan an image to enjoy the full panorama of the photo. These features are available directly from the user's browser, requiring no special down loads or add-ons and are particularly popular with users of on-line auction sites.

     Our proprietary printing technology allows users to print to the highest quality of their printer, giving them crisp, clear photos. Most technology only allows users to print 72 dots per inch using the "screen print" feature on their personal computers. With our technology and the appropriate printer, users can easily print photos that rival those printed at the top photo finishers. Prices for these printers start at approximately $250 and every Hewlett-Packard printer shipped after 1998 has this ability. In addition, the technology allows users to grab and print the identified image, rather than printing the entire page, and gives users a variety of size options ranging from 8"x10" to wallet sizes. This technology directly rivals the traditional photo processing model. It is changing photo printing, allowing photographers to bypass the local photo finishers.

Advertising.

     PhotoLoft.com offers a highly focused web site, which is particularly attractive to advertisers. Advertisers purchase space on the pages within our web site to post their own images and messages advertising their products or services. The fee for the advertisements is based upon the number of times a particular advertisement is displayed to a visitor accessing our site and the aggregate number of visitors that are exposed to the advertisement. The organization of images on the pages within our web site allows potential advertisers the opportunity to target their audience. Through our 90 different categories of photographs, advertisers can choose to target their audience as much or little as possible. Combined with PhotoLoft.com's community, which sponsors contests and provides information and news about digital imaging, the web site is a very attractive option for advertisers, that can choose traditional banner advertising on ultra-targeted pages or sponsorships of the various activities available at the site. Sponsorships tend to be long-term relationships between companies with increased opportunities for revenue than simple banner advertisements which involve the placement of a banner on the web page being viewed by an end user.

E-commerce

     We have taken a multi-faceted approach to e-commerce and expect that it will become an important revenue stream in the future. The first phase of our e-commerce solution, photo-personalized gifts, is already in place. Users currently have a choice of over 120 gift items, ranging from T-shirts to coffee mugs, all emblazoned with the image of their choice. This service is currently provided to us through an arrangement with Pix.com, a leader in web-based e-commerce. Under terms of the agreement, we share the generated revenues with Pix.com; however, we retain the right to utilize other services or implement this program itself at any time.


     The next phase of our e-commerce solution is photo-personalized greeting cards. Other sites offering online greeting cards have generated a significant amount of traffic, and printed photo-personalized greeting cards have also become quite popular. Our greeting card solution will combine both of these successful approaches into an easy Internet solution. Initially our members will be able to choose from over 140 exclusive card designs, ranging from birthdays to bar mitzvahs, that can not only be photo-personalized, but also customized with the greeting of the members' choice. The cards can be e-mailed or printed and mailed. Because of our proprietary printing technology, the home printed greeting cards will be of the same quality as those purchased in stores with the added bonus of being photo-personalized. In addition, the user can provide us with the appropriate address and we will print and mail the card for them. Users can order up to 500 copies of a greeting card to be printed and either mailed to them or distributed to a mailing list provided to us. Adding to the convenience is a value-added service that will trigger an e-mail reminder when an important "card giving" occasion, such as a birthday or anniversary, is approaching. Our greeting card products and services were rolled out in stages and fully operational in October, 1999.

     The next phase of our e-commerce solution will be a wide array of consumables. By simply clicking a mouse button, users will be able to order paper, ink, cameras, scanners and other digital imaging and photo sharing equipment on our site. A helpful reminder service will prompt users to periodically check their ink and paper volumes to ensure they have a continuous supply. Once ordered, the item will be delivered to the address indicated within a specified time frame. We expect to launch this service during the first quarter of 2000 and anticipate entering into resale agreements with wholesalers of digital imaging products.

     During the first quarter of 2000 we will expand our e-commerce opportunities to professional photographers choosing to partner with us. Under this scenario, professional photographers will upload photos from a specific event to their album and utilize our e-invitation email system to notify customers that the photos are available for viewing. Customers can then view the photos, choose those they'd like to purchase, indicate the size and number they want and place the order, all on-line. This option is particularly attractive to wedding and special event photographers. This component of our service will have a "lock out" provision on the printing technology to deter users from simply printing their own images.

Product  Development

     Product development on our site continues at a rapid pace. We hired a site producer in May 1999 and have identified and implemented 58 additional features to our web site. hese include advanced image editing like cropping, "red eye," spinning and introduction of additional contests, such as a Treasure Hunt; an audio feature for slide shows; introduction of a newsletter focusing on digital imaging and photography; customized album designs; and much more.


Membership  Plans

     We currently offer two membership plans. Our free membership allows members to access up to 20 megabytes of storage, enough for approximately 200 photos. We also offer members a premium account at a price of $29.95 annually This service gives users an additional 30 megabytes of storage, password protection if the user opts for privacy; and merchandise discounts. The true benefit of the Premium Account to us is that it allows co-brand partners to bundle the Premium Account with the other products creating a perception of value for the consumer. See "Marketing and Promotion--Co-Branding Agreements."

ADVERTISING


     As advertising costs continue to spiral upward, savvy advertisers are constantly on the lookout for innovative ways to deliver their message to increasingly targeted audiences. The Internet is an excellent medium for this targeted advertising and our web site is an ideal program, acting as an electronic alternative to printed photo magazines. Our unique design allows users to generate numerous impressions based on just one picture. Users publishing complete albums create an exponential number of impressions. Each impression allows advertisers to reach an increasingly targeted audience, an advantage not lost upon cost-conscious advertisers looking for value. Also, the unique nature of our site brings a virtually unlimited number of viewers to the site each day to view the photos.

     In addition, the community nature of our web site creates opportunities to further segment the audience, giving advertisers an even more targeted buy. Similar to the already successful community sites, our community encompasses 90 categories of popular targets ranging from astrology to zoos. Enthusiasts simply post their photo albums to these communities, where they can share images while seeing the latest from advertisers in that field.


     We have recently entered into an agreement with Adsmart, an advertising representation firm, to ensure that we maximize the opportunities available via advertising sales. Adsmart is the industry's largest site-focused online advertising representation firm. It has more than 175 premier web brands totaling 1.2 billion impressions per month. The contract guarantees that 100% of our inventory will be sold each month. The cost per thousand impressions is based on a sliding scale. This number will increase as we continue to increase the volume of traffic to our site. In addition, we can receive more revenue per cost per thousand by providing numerous ultra-targeted channels, such as the categories. Working with Adsmart, we have begun to target key affinity networks that will utilize our site as an advertising venue.

     Recognizing that the traditional banner advertising will, by definition, eventually reach a cap, we are beginning to explore more creative advertising sales opportunities. Our promotions are primarily taking the form of sponsorship opportunities. Under this scenario, advertisers can "sponsor" a contest or other form of entertainment on our web site. The advantages to the sponsor are that it gets a more focused audience, since visitors want to participate in the event the message can be more advertorial, usually carrying more credibility with the target audience; and it is not competing with the myriad of other messages typically found on web sites. The advantage to us is that it allows us to work in conjunction with advertisers as business partners to create venues that will enhance the community facet of our web site and, ultimately, increase our membership. Sponsorships also have the potential to generate more revenue than most banner ads.


     Typical advertisers and sponsors on our site include Visa, Intel, About.com, TravelNow, and Hewlett-Packard. Our contract with Adsmart will increase the number of advertisers and allow us to target certain advertisers that will benefit by the site's unique community set up.

MARKETING  AND  PROMOTION

     We  market  our  site  through  the  following  three  primary  channels:

     1.     links  to  other  sites;
     2.     co-branding  agreements;  and
     3.     private  labeling  agreements.


Links  to  Other  web  sites

     Web site partnering arrangements allow us to recruit members from the broadest of populations. We already have agreements in place with Compaq Computer, through the AltaVista search service, Hylas, Tribal Voice, and Netopia, guaranteeing exposure to approximately 30 million potential users per day, and we are actively pursuing additional agreements with high traffic web sites. To that end, we are actively utilizing banner swaps in our advertising program. Under this scenario, we gain advertising space on targeted web sites in exchange for running that web site's banner ads for free. This barter arrangement allows us to advertise without incurring the expense that is usually associated with Internet advertising.


Co-Branding  Agreements

     Co-branding agreements are particularly popular with original equipment manufacturers. Typically these agreements call for a co-branded web page, featuring the look and feel of our site along with the brand features of the partner company. Usually this brand is found in the upper right corner of the home page. The partner companies also advertise PhotoLoft.com through their packaging by including our logo on the box, inserts in the packaging, and mentions in the users' manuals or newsletters. The co-branded page is linked to both our web site and the partner company's web site. As an added inducement to utilize our site, all purchasers are offered premium accounts at no extra charge. We share with our partners any revenues generated via advertising sales and e-commerce from the co-branded page.

     The original equipment manufacturer views adding our software to its package of products as a value added benefit for the consumer. In addition, depending upon the original equipment manufacturer partner, we can help to increase sales. For example, Hewlett-Packard, can increase sales of ink as consumers print high resolution photos--enabled by our proprietary printing technology on their printers. Currently we have co-brand agreements in place with UMAX, Epson, Casio, Hewlett-Packard and others. We are actively engaged in discussions to develop additional co-branding agreements with other web sites and Internet companies.


     As our business development team grows, co-branding agreements are being marketed to other sectors as well. A recently signed agreement is with PowWow, a fully integrated instant messaging and online community with over four million users, that was developed by Tribal Voice. Under terms of the arrangement, PowWow users will be notified that they have received a free one-year premium account with PhotoLoft.com. Announcements in the online newsletter will further explain the program and a direct link from the PowWow web site will bring users to our site. Tribal Voice was searching for a photo sharing solution for its site, photos being a critical component in the success of a community site. PhotoLoft.com was an excellent solution as our model of co-branded sites allowed PowWow to keep its branding program intact while offering an additional value added service to its users.

Private  Label  Agreements

     Our unique web site architecture allows us to offer private label agreements to partner companies. A private label web site is composed of a collection of web pages within our web site which includes only the brand features of the company that contracts with us. As a result, end users are not made aware of the fact that they are visiting a collection of web pages within our web site. The only indication that we have any involvement with a private label web site is the following statement, usually located towards the bottom of a web page: "powered by PhotoLoft.com". Typically, in these agreements, the partner company pays an initial development fee and we share any advertising or e-commerce revenue generated from the pages.

     The most prominent example of a private label site was the one created by PhotoLoft.com for the Walt Disney Company in conjunction with its launch of "A Bug's Life." As our marketing efforts mature, we are finding more and more opportunities to create private label sites. They are particularly appealing to online portals that are reluctant to lose their branding but want a photo sharing community as a component of their portfolio.

OPERATIONS  AND  SYSTEMS

Administrative  Operations

     To provide our members with the most efficient, flexible, and innovative services possible, our administrative operations combine in-house and outsourced services and functions. Our strategy is to keep our in-house staff small, with a focus on core competencies in technical and research and development areas, and to outsource other functions and projects on an as-needed basis. Internal functions currently include account management, traffic management, and managerial projects focusing on the development and management of business partnerships with appropriate parties. At this point, outsourced functions include e-commerce business services and maintenance of network hardware and Internet connections.

Systems


     The equipment that supports our web site is located in a secured individual cage space, meaning that the equipment is surrounded by a locked metal cage, at the San Jose, California web site hosting facility operated by AboveNet Communications, Inc. AboveNet is the architect of the global, one-hop Internet Service Exchange(TM), a network delivering Internet connectivity and co-location solutions for companies such as ours. We have a co-location agreement in place with AboveNet. The agreement has a term of one year. AboveNet also provides our web site with its connection to the Internet and also houses some of our equipment.

     Our web site is supported by on a series of Intel Pentium II Dual Processor Servers. These servers share the obligation of supporting our web site in such a manner that when one is overburdened, it shifts the excess obligation another server. This provides substantial assurances that our web site will remain accessible to users. Our site currently utilizes several Single Processor Pentium 400's with one gigabyte of storage space to support the web site and Dual Processor Pentium 400's with one gigabyte of storage space to support the images posted on our web site. Currently, there is one dual Processor Pentium 400 with 512 megabytes of storage space to support our database engine that catalogues photographs and maintains other data. The combination of a database server, several image servers, and several web servers is called a "pod", and we intend to add pods as our community grows.


     PhotoLoft.com's secure data management is through SQL Server version 7.0. SQL Server Logs are generated every 24 hours to facilitate database reconstruction in the case of hardware or software failure. These files are written to the hard disk and the CD-ROM that is generated nightly. All data is backed up on a daily basis utilizing CD-ROM Burner and software developed in house. Currently, the average Photoloft.com web site serves .8 page views/sec and the average peak load is 1.13 page views/sec. With the above referenced software and hardware configurations, it has been determined that the current peak load served is 15 page views per second per image server. With 6 image servers, the site is capable of 90 page views per second. To scale the system, additional web servers and image servers are added as needed. To scale the database, a mirror copy is made of the database server and dedicated to a particular account.

     Since January 1998, our site has been available for use by end users approximately 99.6% of the time. This service time excludes outages that were due to "act of god" or catastrophic failure of the hosting service unrelated to any specific PhotoLoft.com software or hardware issues.



COMPETITION

     Competition in the Internet photo sharing and digital imaging arena is intensifying. When we began development of our site in 1998 there were virtually no competitors. By the time that our site was officially launched in February 1999, several potential competitors had emerged and we are aware of new companies planning to enter the market in the near future. As one of the first photo sharing communities in the marketplace, we have laid the groundwork for many competitors to follow. In doing internal competitive analysis, it is clear that competitors have mimicked our technology and marketing strategies in a number of ways. However, to date, none of the competitors have successfully duplicated the unique combinations of features and advanced technology that we offer.

     PhotoNet, PhotoHighway, PhotoPoint.com, Zing.com, and ClubPhoto are among the first wave of companies engaged in activities similar to ours. These companies allow users to upload their images and share them via e-mail, and some offer online greeting cards and photo-personalized gifts. Some of these sites have followed the online community business model. These companies are also forging valuable marketing relationships and some enjoy significant financial backing. However, they have not introduced advanced viewing and high resolution printing capabilities comparable to ours. Also, at present, PhotoNet, which is 50% owned by Kodak, is primarily designed to help Kodak protect the traditional chemical film based photography industry. But, we anticipate that this will change in the future as the popularity of digital imaging increases.

     There are many other smaller photo-sharing web sites in various stages of development. In a recent competitive analysis, we identified at least 15 additional companies beginning to get into the photo sharing/digital imaging Internet business. The barriers to entry for a photo storing web site are few. However, to develop an interactive site with a large database of images that also offers advanced technology is more costly and time consuming. A more real threat could be traditional media companies, a number of which, including Disney, CBS and NBC, have recently made significant acquisitions or investments in Internet companies.

     We believe that the principal competitive factors in our market are community development, technology, number of images in the database, rate of adding members, and the ability to partner with companies that can bring large groups of users who are already interested in digital imaging to our web site. Certain of our current and many of our potential competitors have longer operating histories, larger customer bases, greater brand recognition in other business and Internet markets and significantly greater financial, marketing, technical and other resources than us. In addition, other online services may be acquired by, receive investments from or enter into other commercial relationships with larger, well-established and well-financed companies as use of the Internet and other online services increases. Therefore, certain of our competitors with other revenue sources may be able to devote greater resources to marketing and promotional campaigns, adopt more aggressive pricing policies and devote substantially more resources to web site and systems development than us or may try to attract traffic by offering services for free. Increased competition may result in reduced operating margins, loss of market share and diminished value of our brand. See "Item 2. Management's Discussion and Analysis or Plan of Operations--Risk Factors--Operating Results and Financial Condition--We May Not Be Able To Compete Successfully."

INTELLECTUAL  PROPERTY

     "Photoloft" and "HOWDY" are trademarks and service marks of PhotoLoft.com. We have registered our trademark "Howdy" with, and our application for registration of the mark "Photoloft" is currently pending before, the United States Patent and Trademark Office.

     We regard the protection of our copyrights, service marks, trademarks, trade dress and trade secrets as critical to our future success and rely on a combination of copyright, trademark, service mark and trade secret laws and contractual restrictions to establish and protect our proprietary rights in products and services. We have entered into confidentiality and invention assignment agreements with our employees and contractors, and nondisclosure agreements with its suppliers and strategic partners in order to limit access to and disclosure of its proprietary information. There can be no assurance that these contractual arrangements or the other steps taken by us to protect our intellectual property will prove sufficient to prevent misappropriation of our technology or to deter independent third-party development of similar technologies. While we intend to pursue registration of our trademarks and service marks in the U.S. and internationally, effective trademark, service mark, copyright and trade secret protection may not be available in every country in which our services are made available online.

     We also rely on certain technologies that we license from third parties, such as the suppliers of key database technology, the operating system and specific hardware components for our products and services. There can be no assurance that these third-party technology licenses will continue to be available to us on commercially reasonable terms. The loss of such technology could require us to obtain substitute technology of lower quality or performance standards or at greater cost, which could materially adversely affect our business, results of operations and financial condition.

     Although we do not believe that we infringe the proprietary rights of third parties, there can be no assurance that third parties will not claim infringement by us with respect to past, current or future technologies. We expect that participants in our markets will be increasingly subject to infringement claims as the number of services and competitors in our industry segment grows. Any such claim, whether meritorious or not, could be time-consuming, result in costly litigation, cause service upgrade delays or require us to enter into royalty or licensing agreements. Such royalty or licensing agreements might not be available on terms acceptable to us or at all. As a result, any such claim could have a material adverse effect upon our business, results of operations and financial condition.

GOVERNMENTAL  REGULATION

     Our company, operations and products and services are all subject to regulations set forth by various federal, state and local regulatory agencies. We take measures to ensure our compliance with all such regulations as promulgated by these agencies from time to time. The Federal Communications Commission sets certain standards and regulations regarding communications and related equipment.

     There are currently few laws and regulations directly applicable to the Internet. It is possible that a number of laws and regulations may be adopted with respect to the Internet covering issues such as user privacy, pricing, content, copyrights, distribution, antitrust and characteristics and quality of products and services. The growth of the market for online commerce may prompt calls for more stringent consumer protection laws that may impose additional burdens on those companies conducting business online. Tax authorities in a number of states are currently reviewing the appropriate tax treatment of companies engaged in online commerce, and new state tax regulations may subject us to additional state sales and income taxes.

     Several states have also proposed legislation that would limit the uses of personal user information gathered online or require online services to establish privacy policies. The Federal Trade Commission has also initiated action against at least one online service regarding the manner in which personal information is collected from users and provided to third parties. Changes to existing laws or the passage of new laws intended to address these issues, including some recently proposed changes, could create uncertainty in the marketplace that could reduce demand for our products and services or increase the cost of doing business as a result of litigation costs or increased service delivery costs, or could in some other manner have a material adverse effect on our business, results of operations and financial condition. In addition, because our services are accessible worldwide and we facilitate sales of goods to users worldwide, other jurisdictions may claim that we are required to qualify to do business as a foreign corporation in a particular state or foreign country. Our failure to qualify as a foreign corporation in a jurisdiction where it is required to do so could subject us to taxes and penalties for the failure to qualify and could result in our inability to enforce contracts in such jurisdictions. Any such new legislation or regulation, or the application of laws or regulations from jurisdictions whose laws do not currently apply to our business, could have a material adverse effect on our business, results of operations and financial condition.

EMPLOYEES


     As of January 24, 2000, we had 35 full time employees, including 4 in marketing and advertising sales and customer support; 5 in business development; 5 in administration; and 21 in product development. We recently embarked on an active search to hire up to six additional product development employees; three additional advertising sales and customer support professionals; three additional business development experts; and one administration employee. Although talented and qualified employees are difficult to find in the current tight job market, we have experienced relative success in attracting and retaining highly motivated and talented employees. Digital imaging is a growing field and many employees working in the Internet arena are attracted to a start-up company with a record of success in such a dynamic field.

     We believe that our future success will depend in part on our continued ability to attract, integrate, retain and motivate highly qualified technical and managerial personnel, and upon the continued service of our senior management and key technical personnel. The competition for qualified personnel in our industry and graphical location is intense, and there can be no assurance that we will be successful in attracting, integrating, retaining and motivating a sufficient number of qualified personnel to conduct its business in the future. From time to time, we also employ independent contractors to support our research and development, marketing, sales and support and administrative organizations. We have never had a work stoppage, and no employees are represented under collective bargaining agreements. We consider our relations with our employees to be good.

ITEM  2.     MANAGEMENT'S  DISCUSSION  AND  ANALYSIS  OR  PLAN  OF  OPERATIONS

SELECTED  FINANCIAL  DATA


     The following table contains certain selected financial data of Photoloft.com and is qualified by the more detailed financial statements and the notes thereto provided in this registration statement. The financial data as of and for the years ended December 31, 1998 and 1997, have been derived from Photoloft.com's financial statements, which statements were audited by BDO Seidman, LLP. The financial data as of September 30, 1999 and for the nine-month periods ended September 30, 1999 and 1998, have been derived from Photoloft.com's unaudited financial statements.

     The comparisons made between the noted periods should be evaluated in light of the following significant factors: First, during 1997 and 1998, Photoloft.com's primary source of revenue was derived from selling software. As the gross margin from selling software began to decline, Photoloft.com explored other means of generating revenue. Beginning in early 1998, Photoloft.com shifted focus and began selling advertising on the AltaVista web page. Second, the sale of the AltaVista URL in July 1998 resulted in a significant increase to net income but eliminated the advertising revenue generated by the web site, which is calculated based on the number of impressions the web site receives. With the sale of AltaVista, Photoloft.com began developing PhotoLoft.com as a new source of generating advertising revenue. Third, during 1999, Photoloft.com has begun to focus on building the PhotoLoft.com brand name and increasing the number of daily impressions to the site. As a means of achieving this, Photoloft.com has made a strategic decision to focus on increasing traffic to the PhotoLoft.com web site instead of generating revenue. To accomplish this, Photoloft.com has increased its marketing efforts by trading advertising space with other Internet companies and attending trade shows. As a result, the number of impressions to the pages within the PhotoLoft.com web site has increased, which should ultimately increase revenues.

Statement  of  Operations  Data


                                       Nine Months Ended                             Fiscal Year Ended
                                         September 30,                                  December 31,
                                       -----------------                             ------------------
                                      1999          1998                             1998          1997
                                      ----          ----                             ----          ----
                                   (unaudited)   (unaudited)

Revenues                             $124,800      $660,600                        $674,300    $574,200

Net Income (loss)                  (1,465,600)    1,972,900                       1,663,300    (165,500)

Net Income (loss) per share to
  Common Shareholders:
  Basic                                $(0.21)        $0.31                            $.26      $(0.03)
  Diluted                              $(0.21)        $0.21                            $.18      $(0.03)

Balance Sheet Data
                                         September 30,                                  December 31,
                                       -----------------                             ------------------

                                      1999          1998                             1998          1997
                                      ----          ----                             ----          ----
                                   (unaudited)   (unaudited)

Current Assets                     $2,124,000    $1,201,100                      $1,211,100     $93,900

Total Assets                       $2,376,800    $3,141,200                      $2,939,000    $123,900

Current Liabilities                  $928,700      $439,600                        $502,900    $151,000

Total Liabilities                    $928,700    $1,103,900                      $1,169,600    $151,000

Shareholders Equity (Deficit)      $1,448,100    $2,037,300                      $1,769,400    $(27,100)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

     The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and notes thereto appearing elsewhere in this registration statement. The matters discussed in this registration statement contain forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed herein. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below in "Risk Factors--Operating Results, and Financial Condition" as well as those discussed in this section and elsewhere in this registration statement.

Overview

     PhotoLoft.com is an Internet web site community that is changing data imaging and photo processing. PhotoLoft.com is a growing photographic imaging community on the Internet, and its unique software allows consumers to share and print personal images quickly, easily and inexpensively. Users can create a "virtual photo album," which is impossible to lose; instantly accessible and easily reproducible; easily transported; easily displayed on high quality output devices, such as television; and completely personalized. Members can automatically invite others to view their albums via e-mail and give users the opportunity to comment on other images. PhotoLoft.com is also taking advantage of the rise in e-commerce, offering a wide array of gift items that have been imprinted with a PhotoLoft.com image selected by the user. The pages within the Photoloft.com web site have been carefully designed to be user friendly and the community aspect of PhotoLoft.com makes for a highly entertaining experience for visitors and members.

     PhotoLoft.com was founded in 1993 as AltaVista Technology, Inc. In July 1998, the URL, AltaVista.com was sold to Digital Equipment, now Compaq Computer, and we changed our name to Photoloft.com. Since then, we have continued to upgrade the site, offering better and faster user components to PhotoLoft.com. Through February 1999, revenues have been derived primarily through the sale of advertising. With the latest release of PhotoLoft.com in February 1999, we began focusing on increasing e-commerce sales and advertising sales. Anticipated success in these areas will come from the increased membership base, estimated to increase from 24,000 to 123,000 by the end of 1999, and increased impressions per day, estimated to increase from 20,000 per day in 1998 to 500,000 per day by the end of 1999.
[/R]

     In 1998, PhotoLoft.com began developing a new product, ID4Life. Designed as a preventative service to aid in finding missing persons, ID4Life has developed as a different product than the rest of PhotoLoft.com. We are seeking to sell ID4Life.

Operating  Results


Nine Months Ended September 30, 1999 Compared to Nine Months Ended September 30, 1998

     Revenues for the nine months ended September 30, 1999 were $124,800, a decrease of $535,800, or approximately 81%, compared to $660,600 for the nine months ended September 30, 1998. Revenues decreased primarily due to a change in Photoloft.com's operations from selling software to selling advertising. This change did not occur until the latter half of 1998, contemporaneously with the sale of the URL to Compaq Computer. The new business plan is focused on advertising sales and e-commerce revenues. The third quarter results reflect less than one year of operations under the new model.

     The gross margin for the nine months ended September 30, 1999 was $36,300, a decrease of $535,500 or approximately 94%, compared to the gross profit of $571,800 for the nine months ended September 30, 1998. This decrease in gross margin is due primarily to the transition of Photoloft.com's business from software sales to advertising sales and the accompanying significant decrease in revenues, resulting in an inability to cover the fixed cost component of the cost of revenues during the nine months ended September 30, 1999.

     Selling, general, and administrative expenses for the nine months ended September 30, 1999 were $2,249,100, an increase of $1,448,300 or 181% compared to $800,800 for the nine months ended September 30, 1998. This increase reflects the planned aggressive growth phase of Photoloft.com's new business model. Included in the costs are additional equipment to handle increased image volume; necessary staffing increases, particularly in the engineering and sales areas; and additional facilities. The growth plan calls for a ramp up of all operations throughout 1999, leveling off in 2000.

     Loss from operations for the nine months ended September 30, 1999 was $2,212,800, a increase of $1,983,800 compared to a loss from operations of $229,000 for the nine months ended September 30, 1998. This increase is primarily due to the transition in Photoloft.com's business strategy and the costs incurred to develop the PhotoLoft.com web site.

     Interest income for the nine months ended September 30, 1999 was $110,000, an increase of 236% compared to $32,700 for the nine months ended September 30, 1998. Interest income increased due to the note receivable related to the sale of the AltaVista URL in July 1998.

Fiscal Year Ended December 31, 1998 Compared to Fiscal Year Ended December 31, 1997

     Revenues for fiscal 1998 were $674,300, an increase of $100,200 or approximately 17%, compared to $574,200 for fiscal 1997. Revenues increased due to Photoloft.com generating advertising revenue in addition to software sales.


     Gross profit for fiscal 1998 was $561,300, an increase of $47,900 or 9%, compared to $513,400 for fiscal 1997. However, there was a decrease in the gross profit as a percentage of sales to 8.3% for fiscal 1998 from 8.9% in fiscal 1997, which was due primarily to a reduction in the sales price of software bundled with original equipment manufacturer product.

     Selling, general, and administrative expenses for fiscal 1998 were $1,324,000, an increase of $649,600 or 96% compared to $674,400 for fiscal 1997.
As a percentage of revenue, selling, general and administrative expenses increased to 196% in fiscal 1998 from 117% in fiscal 1997, primarily as a result of investment in the technology required to generate web page advertising and the increase in employee headcount.

     Loss from operations for fiscal 1998 was $762,700, an increase of $601,700 compared to a loss from operations of $161,000 for fiscal 1997. The increase is due primarily to the higher selling, general and administrative expenses resulting from the increased number of employees and Photoloft.com's investment in technology.

     Net income for fiscal 1998 was $1,663,300, an increase of $1,828,800 compared to the net loss of $165,500 for fiscal 1997. The increase is primarily due to the sale of the AltaVista URL in July 1998.

Liquidity  and  Capital  Resources


     Net  cash  used  in  operating  activities  during  the  nine  months ended
September 30, 1999 was $1,838,400, which reflected the net effect of the net loss for the period, decreases in deferred income taxes and deferred revenues and an increase in prepaid expenses and other current assets, which was partially offset by an increase in accounts payable, accrued expenses and depreciation and amortization. Net cash used in operating activities during fiscal 1998 was $361,000, a decrease of $374,800 compared to net cash provided by operating activities of $13,800 in fiscal 1997. The net cash used in operating activities in fiscal 1998 reflects the gain on the sale of the AltaVista URL that was partially offset by the net income for the year and an increase in deferred income taxes. In October, we were paid $1,804,700 in full settlement of the note, at which time we recorded a loss of $108,100. Accordingly, the balance sheet as of September 30, 1999 classifies this note as a current asset and a loss of $108,100 has been recorded as of September 30, 1999.

     Net cash provided by investing activities was $225,300 for the nine months ended September 30, 1999, and $731,000 for fiscal 1998, primarily reflecting cash received from payments of principal on the AltaVista note. Net cash used in investing activities in fiscal 1997 was $14,200, reflecting cash used for the acquisition of property and equipment.

     Net cash provided by financing activities was $1,486,600 for the nine months ended September 30, 1999, primarily reflecting cash received from the sale of stock and exercise of stock options and advances under our line of credit. No cash was provided by financing activities in fiscal 1998.

     Our capital requirements are dependent on several factors, including market acceptance of our services, the amount of resources devoted to investments in Photoloft.com's web site, the resources devoted to marketing and selling Photoloft.com's services and brand promotions and other factors. Fueling Photoloft.com's need for cash currently is the development of rival technology and new Internet sites and portals offering similar products. See "Item 1. Business-Competition." As we enjoy continued growth we must work to stay at the forefront of technology and continue to grow in sales. This will necessitate a substantial increase in capital expenditures. In addition, PhotoLoft.com will continue to evaluate possible investments in businesses, products and technologies and plans to expand its sales and marketing programs and conduct more aggressive brand promotions. At September 30, 1999, Photoloft.com had cash and cash equivalents totaling $243,500, resulting principally from the sale of common stock in a private placement during March 1999, and working capital of $1,195,300.

      We anticipate that we will require approximately $10.5 million in 2000 to grow as contemplated. To continue functioning at our current level, we will need approximately $4 million. We anticipate that 20% of our requirements will come from cash from operations. We will seek the remainder from debt and equity financing sources. There can be no assurance that we will be successful in this regard.

     We are actively seeking to raise additional capital through debt or Equity financing. We cannot assure you that we will be able to obtain this additional financing. If financing is not available when required or is not available on acceptable terms, we may be unable to develop or enhance our products or services or take advantage of business opportunities or respond to competitive pressures. In addition, our ability to meet our obligations and continue our obligations could be adversely affected. The sale of additional equity or convertible debt securities could result in additional dilution to our stockholders. The incurrence of indebtedness would result in an increase in our fixed obligations and could result in operating covenants that would restrict its operations. There can be no assurance that financing will be available in amounts or on terms acceptable to us, if at all.

     If we are unsuccessful in generating resources from one or more of the anticipated sources and unable to replace any shortfall with resources from another source, we may be able to extend the period for which available resources would be adequate by deferring the creation or satisfaction of various commitments, deferring the introduction of various services or features or entry into various markets and otherwise cutting back operations. Such a scaling back of operations would involve two phases. The first phase would involve reducing our current burn rate by approximately 15% by cutting back on business development expenses and infrastructure. The second phase would involve substantially reducing our e-commerce research and development efforts and restructuring our approach to new business partnering deals. If we were unable to generate required resources, our ability to meet our obligations and to continue our operations will be adversely affected.

     In September 1999 we obtained a $750,000 line of credit with a financial institution. Borrowings under the line bear interest at the rate of 28% per annum. The line of credit expires in September 2000, but automatically renews for a one year period unless either we or the financial institution notifies the other party. At September 30, 1999 $409,700 was outstanding under this line of credit.


Impact  of  the  Year  2000

     Many currently installed computer systems and software products are coded to accept or recognize only two digit entries in the date code field. These systems may recognize a date using "00" as the year 1900 rather than the year 2000. As a result, computer systems and/or software used by many companies and governmental agencies may need to be upgraded to comply with Year 2000 requirements or risk system failure or miscalculations causing disruptions of normal business activities.

     State of Readiness. The third-party vendor upon which we materially rely is AboveNet Communications, Inc. which co-locates our web equipment and provides our connection to the Internet. We have sought confirmation from AboveNet Communications, Inc. that its system is Year 2000 compliant and AboveNet
Communications,  Inc.  has  informed  us that its system is Year 2000 compliant.


     Although, as of January 24, 2000, we have experienced no material technical problems related to the year 2000, we shall continue to seek verification from other key vendors, distributors and suppliers that they are Year 2000 compliant or, if they are not presently compliant, to provide a description of their plans to become so. To the extent that vendors failed to provide certification that they were Year 2000 compliant, we have terminated and replace these relationships.

     We are conducting an internal assessment of all material information technology and non-information technology systems at our headquarters. Until we complete the assessment, we will not know whether these systems are or will continue to be Year 2000 compliant.

     Costs. To date, we have not incurred any material costs in identifying or evaluating Year 2000 compliance issues. Most of our expenses have related to, and are expected to continue to relate to, the upgrades or replacements, when necessary, of software or hardware, as well as costs associated with time spent by employees in the evaluation process and Year 2000 compliance matters generally. These expenses are included in our capital expenditures budget and are not expected to be material to our financial position or results of operations. These expenses, however, if higher than anticipated, could have a material and adverse effect on our business, results of operations and financial condition.

     Risks. Although, as of January 24, 2000, we have experienced no material technical problems related to the year 2000, there can be no assurance that we will not discover Year 2000 compliance problems in our systems that will require substantial revisions or replacements. In the event that the operational facilities that support our business, or our web-hosting facilities, are not Year 2000 compliant, we may be unable to deliver goods or services to our customers and portions of our web site may become unavailable. In addition, there can be no assurance that third-party software, hardware or services incorporated into our material systems will not need to be revised or replaced, which could be time-consuming and expensive. Our inability to fix or replace third-party software, hardware or services on a timely basis could result in lost revenues, increased operating costs and other business interruptions, any of which could have a material and adverse effect on our business, results of operations and financial condition. Moreover, the failure to adequately address Year 2000 compliance issues in our software, hardware or systems could result in claims of mismanagement, misrepresentation or breach of contract and related litigation, which could be costly and time-consuming to defend.

     In addition, there can be no assurance that governmental agencies, utility companies, Internet access companies and others outside our control will be Year2000-compliant. The failure by these entities to be Year 2000-compliant could result in a systemic failure beyond our control, including, for example, a prolonged Internet, telecommunications or electrical failure, which could also prevent us from delivering our services to our users, decrease the use of the Internet or prevent users from accessing our services, any of which would have a material and adverse effect on our business, results of operations and financial condition.

     Contingency Plan. As discussed above, we are engaged in an ongoing Year 2000 assessment and do not currently have a contingency plan to deal with the worst case scenario that might occur if technologies on which we depend are not Year 2000-compliant and fail to operate effectively after the Year 2000. The results of our Year 2000 compliance evaluation and the responses received from distributors, suppliers and other third parties with which we conduct business will be taken into account in determining the need for and nature and extent of any contingency plans.

     If our present efforts to address the Year 2000 compliance issues discussed above are not successful, or if distributors, suppliers and other third parties with which we conduct business do not successfully address such issues, our users could seek alternate suppliers of our products and services. Any material Year 2000 problem could require us to incur significant unanticipated expenses to remedy and could divert our management's time and attention, either of which could have a material and adverse effect on our business, operating results and financial condition.

     This is a Year 2000 readiness disclosure statement within the meaning of the Year 2000 Information and Readiness Disclosure Act. P.L. 105-271.

Seasonality


     We believe that we may experience seasonality in our business, with use of the Internet in general and our Photoloft.com web site traffic being somewhat lower during periods of the year. In particular, we believe that advertising sales in traditional media, such as television and radio, generally are lower in the first and third calendar quarters of each year due to the summer vacation period and post-Winter holiday season slowdown. If similar seasonal patterns emerge in Internet advertising, our advertising revenues and operating results also may vary significantly based upon these same patterns. In addition, as traditional retail sales are generally higher in the fourth calendar quarter of each year during the winter holiday season, and subsequently lower in the first calendar quarter of each year, we anticipate that e-commerce revenues may follow a similar seasonal pattern and that our e-commerce revenues and operating results also may vary significantly based upon these patterns.


Effects  of  Inflation

     Due to relatively low levels of inflation in 1997 and 1998, inflation has not had a significant effect on our results of operations since inception.

Recent  Accounting  Pronouncements

     In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes accounting and reporting standards requiring that every derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. SFAS No. 133 is effective for fiscal years beginning after June 15, 2000. Historically, we have not used derivatives and therefore this new pronouncement is not expected to have a significant impact on results of operations and financial position.

CAUTIONARY  NOTE  REGARDING  FORWARD  LOOKING  STATEMENTS


     This registration statement contains forward-looking statements. These forward-looking statements are subject to significant risks and uncertainties, including information included under Items 1 and 2 of this registration statement, which may cause actual results to differ materially from those discussed in such forward-looking statements. The forward-looking statements within this registration statement are identified by words such as "believes," "anticipates," "expects," "intends," "may," "will" and other similar expressions regarding our intent, belief and current expectations. However, these words are not the exclusive means of identifying such statements. In addition, any statements which refer to expectations, projections or other characterizations of future events or circumstances and statements made in the future tense are forward-looking statements. Readers are cautioned that actual results may differ materially from those projected in the forward looking statements as a result of various factors, many of which are beyond our control. We undertake no obligation to publicly release the results of any revisions to these forward-looking statements which may be made to reflect events or circumstances occurring subsequent to the filing of this registration statement with the Securities and Exchange Commission. Readers are urged to carefully review and consider the various disclosures made by us in this registration statement.

RISK  FACTORS

     We have identified the following risk factors which could affect our actual results and cause actual results to differ materially from those in the forward looking statements.

WE ARE MUCH LIKE A START UP COMPANY AND HAVE A LIMITED OPERATING HISTORY ON WHICH TO EVALUATE OUR POTENTIAL FOR FUTURE SUCCESS.

     We launched our current business model in October, 1998 and therefore are much like a start-up company. We have only a limited operating history upon which you can evaluate our business and prospects. You must consider the risks and uncertainties frequently encountered by early stage companies in new and rapidly evolving markets, such as e-commerce. If we are unsuccessful in addressing these risks and uncertainties, our business, results of operations and financial condition will be materially and adversely affected.

WE EXPECT LOSSES FOR THE FORESEEABLE FUTURE, AND OUR OPERATING RESULTS MAY FLUCTUATE FROM QUARTER TO QUARTER.

     Since 1997, we have incurred losses from operations, resulting primarily from costs related to developing our web site, attracting users to our web site, and establishing our brand. Because of our plans to invest heavily in marketing and promotion, to hire additional employees, and to enhance our web site and operating infrastructure, we expect to incur net losses for the foreseeable future. We believe these expenditures are necessary to build and maintain the technical infrastructure necessary to host multiple images and to strengthen our brand recognition, attract more users to our web site and ultimately, generate greater online revenues. If our revenue growth is slower than we anticipate or our operating expenses exceed our expectations, our losses will be significantly greater. We may never achieve profitability.

OUR FUTURE REVENUES ARE UNPREDICTABLE AND OUR QUARTERLY OPERATING RESULTS MAY FLUCTUATE SIGNIFICANTLY.

     Our revenues for the foreseeable future will remain primarily dependent on the number of users that we are able to attract to our web site, and on sponsorship and advertising revenues. We cannot forecast with any degree of certainty the number of visitors to our web site or the amount of sponsorship and advertising revenues.

     We expect our operating results to fluctuate from quarter to quarter. We believe that sponsorship and advertising sales in traditional media, such as television and radio, generally are lower in the first and third calendar quarters of each year. If similar seasonal and cyclical patterns emerge in Internet sponsorship and advertising spending, these revenues may vary based on these patterns. See "Management's Discussion and Analysis of Financial Condition and Operations-Seasonality."

     Other factors which may cause our operating results to fluctuate significantly from quarter to quarter include:

    - our ability to attract new and repeat visitors to our web site and convert them into users;

    - our ability to keep current with the evolving tastes of our target market;

    - our  ability  to  manage  the  number  of  items  listed on our  services;

    - the ability of our competitors to offer new or enhanced web site features, products or services;

    - the  demand  for  sponsorship  and  advertising  on  our  web  site;

    - the  level  of  use  of  the  Internet  and  online  services;

    - consumer  confidence  in the security of transactions over  the  Internet;

    - unanticipated delays or cost increases with respect to product and service introductions; and

    - the costs, timing and impact of our marketing and promotion initiatives.

     Because of these and other factors, we believe that quarter-to-quarter comparisons of our results of operations are not good indicators of our future performance. If our operating results fall below the expectations of securities analysts and investors in some future periods, then our stock price may decline.

YOUR  HOLDINGS  MAY  BE  DILUTED  IN  THE  FUTURE.

     We are authorized to issue up to 50,000,000 shares of common stock. See "Item 11. Description of Registrant's Securities to be Registered." To the extent of such authorization, our Board of Directors will have the ability, without seeking stockholder approval, to issue additional shares of common stock in the future for such consideration as our Board of Directors may consider sufficient. The issuance of additional common stock in the future will reduce the proportionate ownership and voting power of our common stock held by existing stockholders. We are also authorized to issue up to 500,000 shares of preferred stock, the rights and preferences of which may be designated in series by our Board of Directors. To the extent of such authorization, such designations may be made without stockholder approval. The designation and issuance of series of preferred stock in the future would create additional securities that would have dividend and liquidation preferences over our common stock.

WE MAY FAIL TO ESTABLISH AN EFFECTIVE INTERNAL ADVERTISING SALES ORGANIZATION TO ATTRACT SPONSORSHIP AND ADVERTISING REVENUES.

     To date, we have relied principally on outside parties to develop sponsorship and advertising opportunities. We believe that the growth of sponsorship and advertising revenues will depend on our ability to establish an aggressive and effective internal advertising sales organization. Our internal sales team currently has only two members. We will need to increase this sales force in the coming year in order to execute our business plan. Our ability to increase our sales force involves a number of risks and uncertainties, including competition and the length of time for new sales employees to become productive. If we do not develop an effective internal sales force, our business will be materially and adversely affected. See "Item 1. Business--Employees."

WE  ARE  GROWING  RAPIDLY, AND EFFECTIVELY MANAGING OUR GROWTH MAY BE DIFFICULT.

     We are currently experiencing a period of significant expansion. In order to execute our business plan, we must continue to grow significantly. This growth will strain our personnel, management systems and resources. To manage our growth, we must implement operational and financial systems and controls and recruit, train and manage new employees. We cannot be certain that we will be able to integrate new executives and other employees into our organization effectively. If we do not manage growth effectively, our business, results of operations and financial condition will be materially and adversely affected. See "Item 1. Business-Employees" and "Item 5. Directors and Executive Officers."

WE DEPEND ON OUR KEY PERSONNEL TO OPERATE OUR BUSINESS, AND WE MAY NOT BE ABLE TO HIRE ENOUGH ADDITIONAL MANAGEMENT AND OTHER PERSONNEL AS OUR BUSINESS GROWS.

     Our performance is substantially dependent on the continued services and on the performance of our executive officers and other key employees, particularly Jack Marshall, our Chief Executive Officer, President and Treasurer. The loss of the services of any of our executive officers could materially and adversely affect our business. Additionally, we believe we will need to attract, retain and motivate talented management and other highly skilled employees to be successful. Competition for employees that possess knowledge of both the Internet industry and our target market is intense. We may be unable to retain our key employees or attract, assimilate and retain other highly qualified employees in the future. See "Item 1. Business-Employees" and "Item 5. Directors and Executive Officers."

WE  MAY  NOT  BE  ABLE  TO  COMPETE  SUCCESSFULLY.

     The markets in which we are engaged are new, rapidly evolving and intensely competitive, and we expect competition to intensify further in the future. Barriers to entry are relatively low, and current and new competitors can launch new sites at a relatively low cost. We currently or potentially compete with a number of other companies, including a number of large online communities and services that have expertise in developing online commerce, and a number of other small services, including those that serve specialty markets. Competitive pressures created by any one of these companies, or by our competitors collectively, could have a material adverse effect on our business, results of operations and financial condition. See "Item 1. Business--Competition."

WE  MAY  NEED  FURTHER  CAPITAL.

     Based on current reserves, anticipated cash flow and oral commitments from investors, we currently anticipate that our available funds will be sufficient to meet our anticipated needs for working capital, capital expenditures and business expansion through the end of February, 2000. Thereafter, we will need to raise additional funds. If additional funds are raised through the issuance of equity or convertible debt securities, the percentage ownership of our stockholders will be reduced, stockholders may experience additional dilution and such securities may have rights, preferences and privileges senior to those of our common stock. We are currently negotiating with prospective investors with respect to financing; however, to date, no definitive agreements have been reached. There can be no assurance that additional financing will be available on terms favorable to us or at all. If adequate funds are not available or are not available on acceptable terms, we may not be able to fund expansion, take advantage of unanticipated acquisition opportunities, develop or enhance services or products or respond to competitive pressures. Such inability could have a material adverse effect on our business, results of operations and financial condition. See "Management's Discussion and Analysis of Financial Condition and Operations-Liquidity and Capital Resources."

WE MAY FAIL TO ESTABLISH AND MAINTAIN STRATEGIC RELATIONSHIPS WITH OTHER WEB SITES TO INCREASE NUMBERS OF WEB SITE USERS AND INCREASE OUR REVENUES.

     We intend to establish numerous strategic alliances with popular web sites to increase the number of visitors to our web site. There is intense competition for placement on these sites, and we may not be able to enter into these relationships on commercially reasonable terms or at all. Even if we enter into strategic alliances with other web sites, they themselves may not attract significant numbers of users. Therefore, our site may not receive additional users from these relationships. Moreover, we may have to pay significant fees to establish these relationships. Our inability to enter into new distribution relationships or strategic alliances and expand our existing ones could have a material and adverse effect on our business.

WE WOULD LOSE REVENUES AND INCUR SIGNIFICANT COSTS IF OUR SYSTEMS OR MATERIAL THIRD-PARTY SYSTEMS ARE NOT YEAR 2000-COMPLIANT.

     We have not devised a Year 2000 contingency plan. The failure of our internal systems, or any material third-party systems, to be Year 2000-compliant could have a material and adverse effect on our business, results of operations and financial condition.

     To date, we have not incurred any material costs in identifying or evaluating Year 2000 compliance issues. However, we may fail to discover Year 2000 compliance problems in our systems that will require substantial revisions or replacements. In the event that the operational facilities that support our business, or our web-hosting facilities, are not Year 2000-compliant, portions of our web site may become unavailable and we would be unable to deliver services to our users. In addition, there can be no assurance that third-party software, hardware or services incorporated into our material systems will not need to be revised or replaced, which could be time-consuming and expensive. Our inability to fix or replace third-party software, hardware or services on a timely basis could result in lost revenues, increased operating costs and other business interruptions, any of which could have a material and adverse effect on our business, results of operations and financial condition. Moreover, the failure to adequately address Year 2000 compliance issues in our software, hardware or systems could result in claims of mismanagement, misrepresentation or breach of contract and related litigation, which could be costly and time-consuming to defend.

     In addition, there can be no assurance that governmental agencies, utility companies, Internet access companies, third-party service providers and others outside our control will be Year 2000 compliant. The failure by these entities to be Year 2000 compliant could result in a systemic failure beyond our control, including, for example, a prolonged Internet, telecommunications or electrical failure, which could also prevent us from delivering our services to our users, decrease the use of the Internet or prevent users from accessing our services, any of which would have a material and adverse effect on our business, results of operations and financial condition. See "Management's Discussion and Analysis of Financial Statements and Results of Operations- Impact of the Year 2000."

ACQUISITIONS  MAY  DISRUPT  OR OTHERWISE HAVE A NEGATIVE IMPACT ON OUR BUSINESS.

     We may acquire or make investments in complementary businesses, products, services or technologies on an opportunistic basis when we believe they will assist us in carrying out our business strategy. Growth through acquisitions has been a successful strategy used by other Internet companies. We do not have any present understanding, nor are we having any discussions relating to any such acquisition or investment. If we buy a company, then we could have difficulty in assimilating that company's personnel and operations. In addition, the key personnel of the acquired company may decide not to work for us. An acquisition could distract our management and employees and increase our expenses. Furthermore, we may have to incur debt or issue equity securities to pay for any future acquisitions, the issuance of which could be dilutive to our existing shareholders.

UNFORESEEN  DEVELOPMENTS  MAY  OCCUR WITH RESPECT TO DIGITAL IMAGING TECHNOLOGY.

     Digital imaging is a relatively new phenomenon and the slower than expected acceptance of the new technology could affect our ability to grow as rapidly as we need to in order to meet our financial targets. Digital camera manufacturers have made great strides in the past two years improving the functionality of their cameras and pricing them in a range that is attractive to many consumers. The continued refinement of the technology and commoditization of the price will help to move acceptance of the technology along. Full acceptance of digital imaging technology will require a move on the part of the photographic population away from traditional chemical-based photo processing to the new paradigm of home printed photos. The costs remain competitive for digital imaging, however, there is no guarantee the general population will make this shift rapidly, if at all.

WE  ARE  DEPENDENT  ON THE CONTINUED DEVELOPMENT OF THE INTERNET INFRASTRUCTURE.

     Our industry is new and rapidly evolving. Our business would be adversely affected if web usage and e-commerce does not continue to grow. web usage may be inhibited for a number of reasons, including:

     -  inadequate  Internet  infrastructure;

     -  security  concerns;

     -  inconsistent  quality  of  service;  or

     -  unavailability  of  cost-effective,  high-speed  service.

     If web usage grows, the Internet infrastructure may not be able to support the demands placed on it by this growth, or its performance and reliability may decline. In addition, web sites have experienced a variety of interruptions in their service as a result of outages and other delays occurring throughout the Internet network infrastructure. If these outages or delays frequently occur in the future, web usage, including usage of our web site, could grow slowly or decline.

OUR LONG-TERM SUCCESS DEPENDS ON THE DEVELOPMENT OF THE E-COMMERCE MARKET, WHICH IS UNCERTAIN.

     Our future revenues and profits substantially depend upon the widespread acceptance and use of the web as an effective medium of commerce by consumers. Rapid growth in the use of the web and commercial online services is a recent phenomenon. Demand for recently introduced services and products over the web and online services is subject to a high level of uncertainty. The development of the web and online services as a viable commercial marketplace is subject to a number of factors, including the following:

    - e-commerce is at an early stage and buyers may be unwilling to shift their purchasing from traditional vendors to online vendors;

    - insufficient availability of telecommunication services or changes in telecommunication services could result in slower response times; and

    - adverse publicity and consumer concerns about the security of commerce transactions on the Internet could discourage its acceptance and growth.

ADOPTION  OF  THE  INTERNET  AS  AN  ADVERTISING  MEDIUM  IS  UNCERTAIN.

     The growth of Internet sponsorships and advertising requires validation of the Internet as an effective advertising medium. This validation has yet to fully occur. In order for us to generate sponsorship and advertising revenues, marketers must direct a significant portion of their budgets to the Internet and, specifically, to our web site. To date, sales of Internet sponsorships and advertising represent only a small percentage of total advertising sales. Our business, financial condition and operating results would be adversely affected if the market for Internet advertising fails to develop or develops slower than expected. See "Item 1. Business--Advertising."

WE FACE RISKS ASSOCIATED WITH GOVERNMENT REGULATION OF AND LEGAL UNCERTAINTIES SURROUNDING THE INTERNET.

     Any new law or regulation pertaining to the Internet, or the application or interpretation of existing laws, could increase our cost of doing business or otherwise have a material and adverse effect on our business, results of operations and financial condition. Laws and regulations directly applicable to Internet communications, commerce and advertising are becoming more prevalent. The law governing the Internet, however, remains largely unsettled, even in areas where there has been some legislative action. It may take years to determine whether and how existing laws governing intellectual property, copyright, privacy, obscenity, libel and taxation apply to the Internet. In addition, the growth and development of e-commerce may prompt calls for more stringent consumer protection laws, both in the United States and abroad. See
"Item  1.  Business  -  Government  Regulation."

SHARES ELIGIBLE FOR FUTURE SALE BY OUR CURRENT STOCKHOLDERS MAY ADVERSELY AFFECT OUR STOCK PRICE.

     To date, we have had a very limited trading volume in our common stock. See "Item 9. Market Price and Dividends on the Registrant's Common Equity and Related Stockholder Matters." Sales of substantial amounts of common stock, including shares issued upon the exercise of outstanding options and warrants, under Securities and Exchange Commission Rule 144 or otherwise could adversely affect the prevailing market price of our common stock and could impair our ability to raise capital at that time through the sale of our securities.

ANTI-TAKEOVER PROVISIONS AND OUR RIGHT TO ISSUE PREFERRED STOCK COULD MAKE A THIRD-PARTY ACQUISITION OF US DIFFICULT.

     We are a Nevada corporation. Anti-takeover provisions of Nevada law could make it more difficult for a third party to acquire control of us, even if such change in control would be beneficial to stockholders. Our articles of incorporation provide that our Board of Directors may issue preferred stock without stockholder approval. The issuance of preferred stock could make it more difficult for a third party to acquire us. All of the foregoing could adversely affect prevailing market prices for our common stock. See "Item 11. Description of Registrant's Securities to be Registered -- Nevada Anti-Takeover Laws and Certain Charter Provisions."

OUR  COMMON  STOCK  PRICE  IS  LIKELY  TO  BE  HIGHLY  VOLATILE.

     The market price of our common stock is likely to be, highly volatile as the stock market in general, and the market for Internet-related and technology companies in particular, has been highly volatile. See "Item 9. Market Price and Dividends on the Registrant's Common Equity and Related Stockholder Matters." Investors may not be able to resell their shares of our common stock following periods of volatility because of the market's adverse reaction to volatility. The trading prices of many technology and Internet-related companies' stocks have reached historical highs within the last 52 weeks and have reflected valuations substantially above historical levels. During the same period, these companies' stocks have also been highly volatile and have recorded lows well below historical highs. We cannot assure you that our stock will trade at the same levels of other Internet stocks or that Internet stocks in general will sustain their current market prices.

     Factors  that  could cause such volatility may include, among other things:

     -  actual  or  anticipated fluctuations in our quarterly operating results;

     -  announcements  of  technological  innovations;

     -  changes  in  financial  estimates  by  securities  analysts;

     -  conditions  or  trends  in  the  Internet  industry;  and

     -  changes  in  the  market  valuations  of  other  Internet  companies.

ITEM  3.     DESCRIPTION  OF  PROPERTIES

     Our executive offices, comprising approximately 2,628 square feet, are located at 300 Orchard City Drive, Suite 142, Campbell, California 95008. These facilities are leased pursuant to a lease expiring August 31, 2001. The monthly rent is $5,519. We also sublease approximately 1,430 square feet of space in another building located in Campbell, California under a sublease that expires in September 2000.

     We maintain substantially all of our computer systems at AboveNet Communications, Inc. See "Item 1. Business--Operations and Systems." Our operations are dependent in part on our ability to protect our operating systems against physical damage from fire, floods, earthquakes, power loss, telecommunications failures, break-ins or other similar events. Furthermore, despite our implementation of network security measures, our servers are also vulnerable to computer viruses, break-ins and similar disruptive problems. The occurrence of any of these events could result in interruptions, delays or cessations in service to our users which could have a material adverse effect on our business, results of operations and financial condition.

ITEM  4.     SECURITY  OWNERSHIP  OF  CERTAIN  BENEFICIAL  OWNERS AND MANAGEMENT

     The following table sets forth, as of January 24, 2000, the ownership of our common stock by each of our directors and executive officers, all of our executive officers and directors as a group, and all persons known by us to beneficially own more than 5% of our common stock.

     Unless otherwise indicated in the footnotes to the table, the following individuals have sole vesting and sole investment control with respect to the shares they beneficially own and the address of each beneficial owner listed below is c/o 300 Orchard City Drive, Suite 142, Campbell, California 95008.


NAME AND ADDRESS OF                              AMOUNT AND NATURE       PERCENT OF
BENEFICIAL OWNER                            OF BENEFICIAL OWNERSHIP (1)   CLASS (1)

EXECUTIVE OFFICERS AND DIRECTORS:
------------------------------------------  ---------------------------  -----------

Jack Marshall (2)(3)                                          2,655,473        20.6%
                                            ---------------------------  -----------
Christopher McConn (4)                                          879,639         6.8%
------------------------------------------  ---------------------------  -----------
Lisa Marshall (2)(5)                                            327,735         2.2%
------------------------------------------  ---------------------------  -----------
Patrick Dane (6)                                                250,072         1.9
                                            ---------------------------  -----------
John Marshall(2)(7)                                             830,830         6.2%
------------------------------------------  ---------------------------  -----------
All directors and executive officers as a                     5,231,749        34.0%
group (5 Persons) (3)(4)(5)(6)(7)
------------------------------------------
OTHER 5% STOCKHOLDERS:
George Perlegos                                               2,270,063        17.6%
                                            ---------------------------  -----------
Keith Queeney                                                   700,759         5.4%
------------------------------------------  ---------------------------  -----------

*  Less  than  one  percent.

(1) Calculated pursuant to Rule 13d-3(d) of the Securities Exchange Act of 1934. Under Rule 13d-3(d), shares not outstanding which are subject to options, warrants, rights or conversion privileges exercisable within 60 days are deemed outstanding for the purpose of calculating the number and percentage owned by such person, but are not deemed outstanding for the purpose of calculating the percentage owned by each other person listed.

(2) John Marshall is the father of Jack and Lisa Marshall, who are brother and sister.

(3) Includes 538,195 shares of common stock subject to options that are exercisable within 60 days of the date hereof.

(4) Includes 179,713 shares of common stock subject to options that are exercisable within 60 days of the date hereof.

(5) Includes 14,675 shares of common stock subject to options that are currently exercisable.

(6) Includes 147,661 shares of common stock subject to options that are currently exercisable.

(7) Includes 147,661 shares of common stock subject to options that are currently exercisable.

ITEM  5.     DIRECTORS,  EXECUTIVE  OFFICERS,  PROMOTERS  AND  CONTROL  PERSONS

     The following table sets forth the names and positions of our directors and executive officers:

NAME                       AGE                POSITION
-------------------------  ---  -------------------------------------

Jack Marshall (1) (3) (4)   38  President, Treasurer, Chief Executive
                                Officer and Director
-------------------------
Christopher McConn          40  Chief Technology Officer and Director
                           ---  -------------------------------------
Lisa Marshall (1)           41  Secretary
                           ---  -------------------------------------
Patrick Dane (2) (3) (4)    50  Director
                           ---  -------------------------------------
John Marshall (1) (2)       69  Director
-------------------------  ---  -------------------------------------

(1) John Marshall is the father of Jack and Lisa Marshall, who are brother and sister.
(2)     Member  of  the  Compensation  Committee
(3)     Member  of  the  Audit  Committee
(4)     Member  of  the  Finance  Committee

     The following sets forth biographical information concerning our directors and executive officers for at least the past five years:

     JACK MARSHALL has been developing Internet applications since 1993. After assignments at Texas Instruments and Honeywell, Mr. Marshall worked as a sales manager for Teradyne, formerly MegaTest, a leading developer of high-end, state-of-the-art semiconductor test equipment. Mr. Marshall founded Photoloft in 1993 under the name AltaVista Technology. Inc. Mr. Marshall received his bachelor's degree in electrical engineering and computer engineering from Michigan State University and has taught electric circuit analysis at Highland Community College in Illinois. He has also completed several masters level courses in computer engineering at Santa Clara University.

     CHRISTOPHER MCCONN has been the Chief Technology Officer of Photoloft.com since February 1994. Prior to our adoption of the Photoloft.com business strategy, he served as our webmaster and developed web-based multimedia and imaging programs. He has extensive expertise in programming C++ and served as a consultant to Borland International, a leading producer of C++ and software development tools from July 1995 to July 1996. In this role, Mr. McConn helped develop the Object Windows Library, a foundation for PhotoLoft.com. Mr. McConn received his bachelor's degree in electrical engineering from UC Davis in 1982. Mr. McConn has over 13 years of industry experience including stints at Ford Aerospace and Teradyne, where he oversaw the company's software QA development.

     LISA MARSHALL has over 20 years of strategic and tactical communications experience, focused primarily on investor relations, media communications and marketing and brand development. Working in a number of diverse industries, she helped spearheaded nationwide efforts to deregulate the airline, natural gas transportation, and most recently, electric generation industries, working to establish strong, deregulated competitors in the various marketplaces. In addition, she handled the communications efforts of the Vastar Resources Initial Public Offering, which was the largest to date on the New York Stock Exchange when implemented in 1994. From 1985 to 1988 she served in various managerial positions at Continental Airlines. From 1988 to 1993 she served in various managerial positions at Tenneco Inc. From February 1993 to June 1997 she served as director of Communications for ARCO/Vastar Resources. From July 1997 to October 1998 she served as director of Communications for Southern Company. Ms. Marshall earned her bachelor's degree from the University of Wyoming in American Studies in 1980 and her bachelors degree from the University of Houston in journalism in 1984.

     PATRICK DANE has spent more than twenty years in the high technology industry. He spent fifteen years in sales and marketing at Xerox where he was responsible for bringing the "Alto" Computer Ethernet and File, Print & Communication Servers out to the public from the Palo Alto Research Center in 1980. Additionally, he was the creator of the award winning slogan "Team Xerox" and other pioneering efforts. As Vice President, Sales & Marketing at Dove Computer Corp. he introduced the MacWorld World Class Award Winning Dove Fax Modem. As a General Manager with Calera Recognition Systems from 1991 to 1992 Dane was responsible for bringing Fax Grabber to there tail and original equipment manufacturer marketplace. While President and CEO of SoftNet in from July 1992 to August 1993 he launched the category-leading Fax Works for Windows. Dane co-founded and ran Pipeline Communications which introduced online warranty registration to the computer industry. This service is used by over seventy five of the top PC manufacturers and ISV's in the marketplace today. In the spring of1996, Dane founded Tuneup.com an online PC service center, Quarterdeck Corporation acquired his "Pioneer" among the Internet subscription-based businesses in May of 1997. In September1996, Dane and Mike Walter began broadcasting a weekly radio show devoted to the Internet called, "Pat & Mike's World Wide Web Radio Show". The show, sponsored by CompuServe, Yahoo! IZift Davis, Hewlett-packard, Office Depot.com, McAfee and USA Today, has a growing worldwide audience on the Internet and in twenty seven real radio markets. The show was picked up for national syndication by Premiere Radio Networks in mid 1997. Mr. Dane graduated from Broom Comm College in 1969.

     JOHN C. MARSHALL began his career in 1952 with Shell Oil Company, where he held various management positions until 1975, when he was named General Manager of Land Operations, North America. He left the company in 1979 to join Patrick Petroleum as senior vice president. A year later he was named executive vice president responsible for all operations, and all merger and acquisition activity. After negotiating the sale of all PPC assets to General Electric, he founded Kleenburn Energy in 1984 a privately held independent oil and gas concern. Mr. Marshall earned his bachelor's degree in business from the University of Wyoming in 1952.

BOARD  OF  DIRECTORS

     All directors hold office until the next annual meeting of shareholders following their election or until their successors have been elected and qualified. Executive officers are appointed by and serve at the pleasure of the Board of Directors. We may adopt provisions in our By-laws and/or Articles of Incorporation to divide the board of directors into more than one class and to elect each class for a certain term. These provisions may have the effect of discouraging takeover attempts or delaying or preventing a change of control of Photoloft.

BOARD  COMMITTEES

     The Compensation Committee of the Board of Directors determines the salaries and incentive compensation of our officers and provides recommendations for the salaries and incentive compensation of our other employees. The compensation committee also administers our stock option plan. The current members of the Compensation Committee are Messrs. Dane, and John Marshall. Prior to April 8, 1999, we did not have a Compensation Committee or any other committee of the Board of Directors that performed any similar functions. See "Compensation Committee Interlocks and Insider Participation."

     The Audit Committee of the Board of Directors reviews, acts on and reports to the Board of Directors with respect to various auditing and accounting matters, including the selection of our independent auditors, the scope of the annual audits, fees to be paid to the auditors, the performance of our independent auditors and our accounting practices. The current members of the audit committee are Messrs. Dane and Jack Marshall.

     The Finance Committee of the Board of Directors reviews, acts on and reports to the Board of Directors with respect to various financing matters. The current members of the audit committee are Messrs. Dane and Jack Marshall.

The  Board  of  Directors  does  not  have  a  nominating  committee.

DIRECTORS'  COMPENSATION

     Directors who are also employees of Photoloft.com receive no compensation for serving on the Board of Directors. With respect to directors who are not employees, we intend to reimburse such directors for all travel and other expenses incurred in connection with attending meetings of the Board of Directors and any committees of the Board. Non-employee directors are also eligible to receive and have received grants of non-qualified stock options under our stock option plan, and we intend to establish a non-employee director stock option plan which will provide for initial option grants of a fixed number of shares of our common stock to non-employee directors and successive annual option grants to such non-employee directors covering an additional fixed number of shares to provide us with an effective way to recruit and retain qualified individuals to serve as members of the Board of Directors.

COMPENSATION  COMMITTEE  INTERLOCKS  AND  INSIDER  PARTICIPATION

     We did not have a Compensation Committee or other committee of the Board of Directors performing similar functions during the fiscal years ending December 31, 1997 and 1998. Messrs. Jack Marshall and Chris McConn are each officers of Photoloft.com and, as members of the Board of Directors, participated in deliberations of the Board of Directors relating to the compensation of our executive officers. The Board of Directors established a Compensation Committee as of April 8, 1999. See "Board Committees."

ITEM  6.     EXECUTIVE  COMPENSATION

COMPENSATION  SUMMARY

     The following table sets forth the compensation awarded or paid to, or earned by, our Chief Executive Officer and all our other executive officers who earned in excess of $100,000 in salary and bonus (collectively the "Named Executives") for services rendered to us during the years ended December 31, 1998 and December 31, 1999:

                         SUMMARY COMPENSATION TABLE (1)(2)


                                                  ANNUAL
                                               COMPENSATION   LONG-TERM COMPENSATION
NAME AND PRINCIPAL                 YEAR           SALARY ($)  NUMBER OF SECURITIES
POSITION                                                      UNDERLYING OPTIONS (#)
Jack Marshall, CEO,
President and Treasurer            1998            156,864         1,135,032
                                   1999            120,000         0
Christopher E. McConn,
Chief Technology Officer           1998            127,229         454,013
                                   1999            115,000         0

(1) Information set forth herein includes services rendered by the Named Executives while employed by Photoloft.com, Inc. prior to the reorganization with Data Growth, Inc. and by Photoloft.com following the reorganization with Data Growth, Inc

(2) The columns for "Bonus", "Other Annual Compensation", "Restricted Stock Awards", "LTP Payouts" and "All other Compensation" have been omitted because there is no compensation required to be reported.

     The following table sets forth certain information concerning options granted to the Named Executives during 1999.

                OPTION GRANTS DURING YEAR ENDED DECEMBER 31, 1998

     No option grants were made to either of the Named Executives during the fiscal year 1999.

OPTION  EXERCISES  AND  YEAR-END  OPTION  VALUES

     The following table sets forth certain information with respect to the Named Executives concerning exercisable and unexercisable stock options held by them as of December 31, 1999. None of these executive officers exercised options to purchase common stock in 1999.

          AGGREGATE OPTION EXERCISES IN 1999 AND YEAR END OPTION VALUES


NAME                     Number of Unexercised      Value of Unexercised In-the-
                         Options at Year End(#)     Money Options at Year End (1)
                       ---------------------------  ---------------------------
                       Exercisable  Unexercisable   Exercisable   Unexercisable
                       -----------  --------------  ------------  -------------
Jack Marshall
                           401,991        733,041   $   510,529   $    930,962
Christopher E. McConn
                           160,796        293,217   $   204,211   $    372,385

(1) Based on a per share fair market value of our common stock equal to $1.75 per share, the fair market value as determined by our Board of Directors at December 31, 1999.

EMPLOYMENT AGREEMENTS AND TERMINATION OF EMPLOYMENT AND CHANGE OF CONTROL ARRANGEMENTS

     On February 26, 1999 we entered into an employment agreement with Jack Marshall. Under the executive employment agreement, Jack Marshall is to serve as our Chief Executive Officer, President and Treasurer and perform such duties as may be reasonably assigned to him by the Board of Directors. The executive employment agreement provides for an annual base salary of $120,000 which shall be reviewed at least annually. Under the executive employment agreement, the executive is also eligible for annual bonus compensation in the minimum amount of $60,000 if Photoloft reaches certain specific milestones. The executive employment agreement also provides that Mr. Marshall is to receive options to purchase between 250,000 and 750,000 shares of our common stock if traffic to our web Site reaches between 500,000 and 1,000,000 hits in any particular month. These options will have an exercise price of $0.75 per share. He is eligible to receive vacation in accordance with Photoloft.com's policies. He is also eligible to participate in the health, life insurance, medical, retirement and other benefit programs which we may offer from time to time. He also is to receive a car allowance of $500 per month.

     The term of the executive employment agreement lasts until December 31, 2001 and continues thereafter on a year to year basis unless terminated pursuant to the terms thereof. We may terminate him at any time with or without cause. The term "cause" is defined in the executive employment agreement as: (i) the willful neglect of duties reasonably assigned by the Board of Directors; (ii) material breach of the agreement; or (iii) willful gross misconduct. If Mr. Marshall is terminated without cause, he is to receive severance pay through December 31, 2001 equal to: (i) the base salary; (ii) bonus compensation; (iii) vested options to purchase common stock; (iv) health insurance; (v) car allowance; and (vi) any unused vacation time. pre payment of all automobile allowance for the remaining period of the term. If he resigns from his position for good cause, including a substantial reduction in his position, duties or a material breach of the agreement by us, he is to be deemed terminated without cause and is eligible to receive severance.

EMPLOYEE  BENEFIT  PLANS

Stock  Option  Plan

     Our stock option plan was adopted by the Board of Directors, and ratified and approved by our stockholders, as of the closing of the reorganization with Data Growth, Inc. The Board of Directors amended the Plan in June 1999. The following description of our stock option plan is a summary and qualified in its entirety by the text of the plan, which is filed as an exhibit to this registration statement.

     The purpose of the Plan is to enhance our profitability and stockholder value by enabling us to offer stock based incentives to employees, directors and consultants. The Plan authorizes the grant of options to purchase shares of common stock to employees, directors and consultants of Photoloft and its affiliates. Under the Plan, we may grant incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986 and non-qualified stock options. Incentive stock options may only be granted our employees.

     The number of shares available for options under the Plan is 3,800,000. The Plan is administered by the Compensation Committee of the board. Subject to the provisions of the Plan, the Compensation Committee has authority to determine the employees, directors and consultants of Photoloft who are to be awarded options and the terms of such awards, including the number of shares subject to such option, the fair market value of the common stock subject to options, the exercise price per share and other terms.

     Incentive stock options must have an exercise price equal to at least 100% of the fair market value of a share on the date of the award unless the grant is to a stockholder holding more than 10% of our voting stock in which case it must be 110% of the fair market value on the date of grant. Generally, they may not have a duration of more than 10 years or five years if the grant is to a stockholder holding more than 5% of our voting stock. Terms and conditions of awards are set forth in written agreements between Photoloft.com and the respective option holders. Awards under the Plan may not be made after the tenth anniversary of the date of its adoption but awards granted before that date may extend beyond that date.

     If the employment with Photoloft of the holder of an incentive stock option is terminated for any reason other than as a result of the holder's death or disability or for "cause" as defined in the Plan, the holder may exercise the option, to the extent exercisable on the date of termination of employment, until the earlier of the option's specified expiration date and 90 days after the date of termination. If an option holder dies or becomes disabled, both incentive and non-qualified stock options may generally be exercised, to the extent exercisable on the date of death or disability, by the option holder or the option holder's survivors until the earlier of the option's specified termination date and one year after the date of death or disability.


     As of January 24, 2000, 225,000 shares had been issued as the result of the exercise of options previously granted under the Plan, 3,592,141 shares were subject to outstanding options and 121,500 shares were available for future grants. The exercise prices of the outstanding options ranged from $0.48 to approximately $5.25. The options under the Plan vest over varying lengths of time pursuant to various option agreements that we have entered into with the grantees of such options.


     We have not registered the Plan, or the shares subject to issuance thereunder, pursuant to the Securities Act of 1933. Absent registration, such shares, when issued upon exercise of options, would be "restricted securities" as that term is defined in Rule 144 under the Securities Act of 1933.

     Optionees have no rights as stockholders with respect to shares subject to options prior to the issuance of shares pursuant to the exercise thereof. Options issued to employees under the Plan shall expire no later than ten years after the date of grant. An option becomes exercisable at such time and for such amounts as determined at the discretion of the Board of Directors or the Compensation Committee at the time of the grant of the option. An optionee may exercise a part of the option from the date that part first becomes exercisable until the option expires. The purchase price for shares to be issued to an employee upon his exercise of an option is determined by the Board of Directors or the Compensation Committee on the date the option is granted. The purchase price is payable in full in cash, by promissory note, by net exercise or by delivery of shares of our common stock when the option is exercised.

     The Plan provides for adjustment as to the number and kinds of shares covered by the outstanding options and the option price therefor to give effect to any stock dividend, stock split, stock combination or other reorganization of or by Photoloft.

ITEM  7.     CERTAIN  RELATIONSHIPS  AND  RELATED  TRANSACTIONS

     Unless otherwise indicated, information in this Item 7 regarding shares of our common stock reflect the 1.5133753 for 1 conversion ratio applied to shares of Photloft.com, Inc., a California corporation common stock at the time of the reorganization.

     ISSUANCES TO FOUNDER. Upon his founding of Photoloft.com, Inc. in November, 1993, we issued 756,688 shares of common stock to Jack Marshall in exchange for $500.00. At that time, we also issued him options to purchase up to 1,152,493 shares of common stock which vested over a four year period and had an exercise price of $0.001 per share. He exercised his options and elected to purchase
1,152,493 shares of common stock in February, 1999. During our offering of preferred stock described below, he purchased 125,000 shares in exchange for $25,000. He transferred 50,000 shares of common stock by gift in February 1999. In March, 1999 his shares of Photoloft.com, Inc. common stock and his options to purchase shares of Photoloft.com, Inc. common stock were converted into shares of Photoloft.com common stock, and options to purchase Photoloft.com common stock as a result of the reorganization with Data Growth, Inc

     SERIES A PREFERRED OFFERING. From 1994 to 1998 we conducted a private offering of Photoloft.com, Inc., a California corporation series A preferred stock. As a result, we sold the aggregate amount of 2,275,625 shares of series A preferred stock in exchange for $455,125. Under this offering, Messrs. John Marshall, and Chris McConn, purchased 295,000 and 25,000 shares of stock, respectively. As described above, Mr. Jack Marshall also participated in the offering. Each outstanding share of series A preferred stock was converted into
1.5 shares of common stock of Photoloft.com, Inc. in February, 1999. Ms. Lisa Marshall purchased 12,500 shares for $2,500.

     SERIES B PREFERRED OFFERING. In August 1996, conducted a private offering of Photoloft.com, Inc., a California corporation series B preferred stock. As a result, we sold 150,000 shares of our series B preferred stock to Mr. Kris Chellum for $45,000. Each outstanding share of series B preferred stock was converted into 1.5 shares of common stock of in February, 1999.

     1996 CONSULTING SERVICES. In 1996 we issued 53,472 shares of common stock to Mr. Keith Queeney and Mr. Christopher McConn in exchange for services provided to us.

     SERIES C PREFERRED OFFERING. In October, 1997 we entered into an agreement with Kremen, Father & Partners to provide us with financial consulting services and assist us with obtaining financing. One of our former directors, Gary Kremen, was a principal of Kremen, Father & Partners. In exchange for $59,500 worth of services, we issued, from 1997 to 1998, 63,384 shares of series C preferred stock to Mr. Kremen. Each outstanding share of series C preferred stock was converted into 1.5 shares of common stock in February, 1999.
Currently, we no longer contract with Kremen, Father & Partners for any services.

     1998 CONSULTING SERVICES. In 1998 we issued 176,006 shares of common stock to consultants and employees who provided services to us. Under this offering, Ms. Lisa Marshall received 15,739 shares of common stock.

     EXERCISED STOCK OPTIONS. In February, 1999 we issued the aggregate amount of 2,844,112 shares of common stock upon the exercise of options to purchase common stock which were granted to employees, directors and consultants of Photoloft.com between 1993 and 1998. Under this issuance, Messrs. Jack Marshall and Chris McConn exercised options to purchase 1,152,493 and 610,181 shares of common stock, respectively.

     STOCK OPTION PLAN. In 1998, we issued options to purchase the aggregate amount of 2,690,706 shares of common stock to employees, directors and consultants of Photoloft.com pursuant to Photoloft.com's stock option plan. These options have an exercise price of $0.48 per share. Under this offering, Mr. Jack Marshall and Mr. Chris McConn received options to purchase up to 1,135,032 and 454,013 shares of common stock, respectively, with exercise prices of $0.48 per share. These options vest in 48 monthly installments. Additionally, from January to October 1999, we have issued options to purchase the aggregate amount of 699,936 shares of common stock to employees, directors and consultants of Photoloft.com pursuant to Photoloft.com's stock option plan. These options were issued at their fair market value on the date of grant and have exercise prices ranging from $0.48 to $5.25.

     In addition to the above, in March 1999, we issued the aggregate amount of 225,000 shares of common stock upon the exercise of options to purchase common stock which were granted to certain employees, directors, and consultants of Photoloft.com in March 1999 under Photoloft.com's stock option plan. These options had an exercise price of $0.50 per share. Under this offering, Mr. John Marshall exercised options to purchase 13,500 shares of common stock.

     REORGANIZATION. On March 1, 1999, Photoloft.com, Inc., a California corporation entered into the reorganization with a non-operating public company, Data Growth, Inc., a Nevada corporation incorporated in January, 1996. Under the Reorganization Agreement, the Photoloft.com, Inc. stockholders received
1.5133753 shares of Data Growth common stock in exchange for each of their shares of common stock. Additionally, the holders of options to purchase shares of common stock of Photoloft.com, Inc. terminated their options and received options to purchase shares of common stock of Data Growth. As a result of the reorganization with Data Growth, Photoloft.com, Inc. became a wholly-owned subsidiary of Data Growth. Data Growth adopted the Photoloft.com, Inc. stock option plan. An aggregate of 9,579,266 shares of common stock and options to purchase an aggregate of 2,795,734 shares of common stock were issued to the former Photoloft.com, Inc. stockholders and option holders, respectively, in the reorganization and the Photoloft.com, Inc. stockholders owned approximately 77% of Data Growth immediately after the reorganization. As part of the reorganization, all of the executive officers and directors of Data Growth resigned and the executive officers and directors of Photoloft.com, Inc. became the executive officers and directors of Data Growth which changed its name to Photoloft.com

     BAYTREE CAPITAL ASSOCIATES, LLC. In February, 1999 Photoloft.com, Inc. entered into an agreement with Baytree Capital Associates, LLC which we assumed after the reorganization with Data Growth, Inc. Under the agreement, Baytree provided financial consulting and assistance to Photoloft.com, Inc. which including the structuring and negotiation of a loan, the identification of a merger candidate and the assistance with the reorganization. For their services, Baytree received 25,000 shares of our common stock and was paid $10,000 in non-accountable expense reimbursements. In addition, Baytree has been granted a 24 month right of first refusal with respect to any subsequent financings. Baytree also has unlimited "piggyback" registration rights as to its 25,000 shares. Lynn Dixon, a shareholder of Data Growth was instrumental in locating Data Growth as an entity to be used in the reorganization. Mr. Dixon was also involved in the negotiation of the terms of the transaction.

     In December 1999, we issued options to purchase up to 288,000 shares of common stock to Lisa Marshall, our Secretary as compensation for services rendered. The right to exercise these options vests in 16 equal quarterly installments over 4 years. The exercise price for the options is $1.50 per share, which was not less than the fair market value of the shares underlying the options on the date of grant.

     In December 1999, we issued options to purchase up to 58,750 shares of common stock to each of Pat Dane and John Marshall, members of our board of directors with exercise prices of $0.75 per share.

     In December 1999, we issued 163,217 shares of common stock in exchange for $250,000 and warrants to purchase up to 33,000 shares of common stock with exercise prices of $1.5317 per share to Lisa Marshall, our Secretary. In December 1999, we also issued 97,930 shares of common stock to John Marshall, a member of our board of directors, in exchange for $150,000 and warrants to purchase up to 20,000 shares of common stock with exercise prices of $1.5317 per share.

     We believe that all of the transactions set forth above were made on terms no less favorable to us than could have been obtained from unaffiliated third parties. We intend that all future transactions, including loans, between us and our officers, directors, principal stockholders and their affiliates will be approved by a majority of the Board of Directors, including a majority of the independent and disinterested outside directors on the Board of Directors, and be on terms no less favorable to us than could be obtained from unaffiliated third parties.

ITEM  8.     LEGAL  PROCEEDINGS

     There are presently two pending legal proceedings to which we are a party. On April 2, 1999 James Vierra filed an action against us in the United States District Court for the Northern District of California alleging, among other things, breaches of fiduciary duties, violation of securities laws, and employment related claims arising out of the disputed ownership of the ID4Life division and the termination of Mr. Vierra's employment with us. The case number is C-99 202280. Mr. Vierra sought preliminary and permanent injunctive relief, restitution, actual and punitive damages. On May 12, 1999 we answered the complaint and asserted a counterclaim comprising of claims for declaratory relief, breach of fiduciary duty and breach of contract against Mr. Vierra. Our counterclaim sought declaratory relief with regard to the ownership of ID4Life and damages for breach of contract and breach of fiduciary duty. We entered into a binding settlement agreement with Mr. Vierra on January 20, 2000 under which we admitted no wrongdoing. In exchange for the release of all claims, we gave Mr. Vierra $20,000 and permitted him to exercise options to purchase 37,500 shares of our common stock, which were held by Mr. Vierra. We paid the exercise price for these options.

     On June 23, 1999 Hewlett-Packard, Co. filed an action against us in the Santa Clara County Superior Court of California alleging trade secret misappropriation, unfair competition, and breach of contract arising out of the activities of one of our employees. Hewlett-Packard is seeking injunctive relief and damages. The case number is CV 782769. Hewlett-Packard seeks a preliminary and permanent injunction enjoining us from directly or indirectly using trade secrets of Hewlett-Packard and for damages. We are presently in settlement negotiations with Hewlett-Packard with regard to this matter. Management believes that the outcome of this matter will be a non-monetary settlement. We have a preexisting relationship with Hewlett-Packard with respect to the development and use of certain aspects of our advanced viewing and printing technologies. See "Item 1. Business -- Products and Services."


     To the best of our knowledge, there are presently no other pending legal proceedings to which we or any of our subsidiaries is a party or to which any of our property is subject and, to the best of its knowledge, no such actions against us are contemplated or threatened.

ITEM 9. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

     No shares of our common stock have previously been registered with the Securities and Exchange Commission or any state securities agency or authority. Our common stock has been trading on the National Association of Security Dealers Over-The-Counter Market Bulletin Board since March 1, 1999 under the symbol "LOFT". The following table sets forth the range of high and low bid prices of the common stock for each calendar quarterly period since trading commenced as reported by the National Quotation Bureau, Inc. Prices reported by the National Quotation Bureau represent prices between dealers, do not include retail markups, markdowns or commissions and do not represent actual transactions.


     1999                                            High            Low
     ----                                            ----            ---
     First  Quarter  (March  1  to  March  31)      $7.375           $4.500
     Second  Quarter  (April  1 to June 30)         $5.500           $3.625
     Third  Quarter  (July  1  to  September 30)    $5.375           $1.562
     Fourth  Quarter  (October  1 to December 31)   $2.937           $1.343

     2000
     ----
     First  Quarter  (January 1 to January 21)      $2.375           $1.750

     As of January 24, 2000 there were approximately 324 holders of record of our common stock, which figure does not take into account those stockholders whose certificates are held in the name of broker-dealers or other nominees.

Dividend  Policy

     We have not declared or paid cash dividends or made distributions in the past, and we do not anticipate that we will pay cash dividends or make distributions in the foreseeable future. We currently intend to retain and invest future earnings to finance our operations.

Transfer  Agent

     Our transfer agent for our common stock is Interwest Transfer Co., Inc., 1981 East 4800 South, Salt Lake City, Utah 84117.

ITEM  10.     RECENT  SALES  OF  UNREGISTERED  SECURITIES

     Set forth in chronological order is information regarding shares of common stock issued and options and warrants and other convertible securities granted by us during the past three years. Also included is the consideration, if any, received by us for such shares and options and information relating to the section of the Securities Act of 1933, or rule of the Securities and Exchange Commission under which exemption from registration was claimed.

     Transactions described in Items (1) through (10) below refer to the securities of PhotoLoft.Com, Inc., a California corporation which was the predecessor entity of the filer of this registration statement, and transactions described in Items (11) through (15) below refer to the securities of Photoloft.com, a Nevada corporation which is the filer of this registration statement.

     Unless otherwise indicated, information in this Item 10 regarding shares of our common stock reflect the 1.5133753 for 1 conversion ratio applied to shares of Photoloft.com, Inc. common stock at the time of the reorganization.

     (1) From 1994 to 1998 we sold the aggregate amount of 2,275,625 shares of series A preferred stock to 7 investors and 7 consultants in exchange for $430,125 valued in cash and services provided to Photoloft.com pursuant to a private offering of our series A preferred stock. The issuances were made in reliance on Section 4(2) of the Securities Act of 1933 and/or Regulation D promulgated under the Securities Act of 1933 and were made without general solicitation or advertising. The purchasers were sophisticated investors with access to all relevant information necessary to evaluate these investments, and who represented to Photoloft.com that the shares were being acquired for investment.

     (2) In August 1996, we sold the aggregate amount of 150,000 shares of our series B preferred stock to 1 investor for $45,000 pursuant to a private offering of our preferred stock. The issuance was made in reliance on Section 4(2) of the Securities Act of 1933 and/or Regulation D promulgated under the Securities Act of 1933 and was made without general solicitation or advertising. The purchaser was a sophisticated investor with access to all relevant information necessary to evaluate the investment, and who represented to Photoloft.com that the shares were being acquired for investment.

     (3) In 1996 and 1997 we issued 67,244 shares of common stock to 3 consultants, 1 director and 1 employee of Photoloft.com in exchange for services rendered to us valued at $8,667. The issuances were made in reliance on Section 4(2) of the Securities Act of 1933 and were made without general solicitation or advertising. The purchasers were sophisticated investors with access to all relevant information necessary to evaluate these investments, and who represented to Photoloft.com that the shares were being acquired for investment.

     (4) From 1997 to 1998, Photoloft.com issued 63,384 shares of series C preferred stock to 1 investor in exchange for services valued at $59,500 pursuant to a private offering of our preferred stock. The issuance was made in reliance on Section 4(2) of the Securities Act of 1933 and was made without general solicitation or advertising. The purchaser was a sophisticated investor with access to all relevant information necessary to evaluate the investment, and who represented to Photoloft.com that the shares were being acquired for investment.

     (5) In 1998 we issued 176,006 shares of common stock to 3 consultants and 1 employee of Photoloft.com in exchange for services rendered to Photoloft.com. The issuances were made in reliance on Section 4(2) of the Securities Act of 1933 and were made without general solicitation or advertising. The purchasers were sophisticated investors with access to all relevant information necessary to evaluate these investments, and who represented to Photoloft.com that the shares were being acquired for investment.

     (6) In 1998, we issued options to purchase up to 2,690,706 shares of common stock to 7 employees, 4 directors and 2 consultants of Photoloft.com with an exercise price of $0.48 per share pursuant to Photoloft.com's stock option plan. These issuances were made in reliance on Section 4(2) of the Securities Act of 1933 and/or Rule 701 promulgated under the Securities Act of 1933 and were made without general solicitation or advertising. The purchasers were sophisticated investors with access to all relevant information necessary to evaluate these investments, and who represented to Photoloft.com that the shares were being acquired for investment.

     (7) From January 1999 to October 1999 Photoloft.com issued options to purchase the aggregate amount of 924,936 shares of common stock to 13 employees pursuant to Photoloft.com's stock option plan with exercise prices from $0.48 per share to $5.25 per share. These issuances were made in reliance on Section 4(2) of the Securities Act of 1933 and/or Rule 701 promulgated under the Securities Act of 1933 and were made without general solicitation or advertising. The purchasers were sophisticated investors with access to all relevant information necessary to evaluate these investments, and who represented to Photoloft.com that the shares were being acquired for investment.

     (8) In February, 1999 we issued the aggregate amount of 2,844,112 shares of common stock upon the exercise of options to purchase common stock which were granted to 3 employees, 3 directors and 2 consultants of Photoloft.com between 1993 and 1998. The issuances were made in reliance on
Section 4(2) of the Securities Act of 1933 and were made without general solicitation or advertising. The purchasers were sophisticated investors with access to all relevant information necessary to evaluate these investments, and who represented to Photoloft.com that the shares were being acquired for investment.

     (9) In February 1999, we issued 5,650,207 shares of common stock in exchange and upon the conversion of shares of issued and outstanding series A, B and C preferred stock of Photoloft.com. The issuances were made in reliance on
Section 4(2) of the Securities Act of 1933 and were made without general solicitation or advertising. The purchasers were sophisticated investors with access to all relevant information necessary to evaluate these investments, and who represented to Photoloft.com that the shares were being acquired for investment.

     (10) In February 1999, Photoloft.com issued 85,011 shares of common stock to 4 consultants of Photoloft.com in exchange for services valued at $42,506. The issuances were made in reliance on Section 4(2) of the Securities Act of 1933 and were made without general solicitation or advertising. The purchasers were sophisticated investors with access to all relevant information necessary to evaluate these investments, and who represented to Photoloft.com that the shares were being acquired for investment.

     (11) In March 1999, under the terms of the reorganization with Data Growth, Inc., Photoloft.com issued the aggregate amount of 9,579,266 shares of common stock to the shareholders of Photoloft.com in exchange for their shares of common stock of Photoloft.com, IncThe issuances were made in reliance on
Section 4(2) of the Securities Act of 1933 and were made without general solicitation or advertising. The purchasers were sophisticated investors with access to all relevant information necessary to evaluate these investments, and who represented to Photoloft.com that the shares were being acquired for investment.

     (12) In March 1999, under the terms of the reorganization with Data Growth, Inc., the holders of options to purchase common stock of Photoloft.com, Inc. exchanged their options for options to purchase the aggregate amount of 2,795,734 shares of common stock of Photoloft.com. These issuances were made in reliance on Section 4(2) of the Securities Act of 1933 and/or Rule 701 promulgated under the Securities Act of 1933 and were made without general solicitation or advertising. The purchasers were sophisticated investors with access to all relevant information necessary to evaluate these investments, and who represented to Photoloft.com that the shares were being acquired for investment.

     (13) In March 1999, pursuant to the terms of the reorganization with Data Growth, Inc. Photoloft.com conducted a private offering of its common stock. Pursuant to that offering, a total of 2,000,000 shares of common stock were sold for total cash consideration of $1,000,000. The issuances were made in reliance on Section 4(2) of the Securities Act of 1933 under the Securities Act of 1933 and were made without general solicitation or advertising. The purchasers were sophisticated investors with access to all relevant information necessary to evaluate these investments, and who represented to Photoloft.com that the shares were being acquired for investment.

     (14) In March 1999, Photoloft.com issued 225,000 shares of common stock upon the exercise of options to purchase common stock held by employees, directors and consultants of Photoloft.com. These options were issued in 1999 and had exercise prices of $0.50 per share. These issuances were made in reliance on Section 4(2) of the Securities Act of 1933 and/or Rule 701 promulgated under the Securities Act of 1933 and were made without general solicitation or advertising. The purchasers were sophisticated investors with access to all relevant information necessary to evaluate these investments, and who represented to Photoloft.com that the shares were being acquired for investment.

     (15) In March 1999, Photoloft.com issued 25,000 shares of common stock to Baytree Capital Associates pursuant to the terms of a Letter Agreement with Baytree Capital Associates for financial business consulting services. The issuance was made in reliance on Section 4(2) of the Securities Act of 1933 and/or Regulation D promulgated under the Securities Act of 1933 and was made without general solicitation or advertising. The purchaser was a sophisticated investor with access to all relevant information necessary to evaluate the investment, and who represented to Photoloft.com that the shares were being acquired for investment.

     (16) In September 1999, Photoloft.com issued warrants to purchase up to 350,000 shares of common stock to Xoom.com in consideration for services performed for Photoloft.com by Xoom.com pursuant to a services agreement. The issuance was made in reliance on Section 4(2) of the Securities Act of 1933 and/or Regulation D promulgated under the Securities Act of 1933 and was made without general solicitation or advertising. The purchaser was a sophisticated investor with access to all relevant information necessary to evaluate the investment, and who represented to Photoloft.com that the shares were being acquired for investment.

     (17) In December 1999, we issued options to purchase up to 288,000 shares of common stock to 1 officer with an exercise price of $1.50 per share. The issuance was made in reliance on Section 4(2) of the Securities Act of 1933 and/or Rule 701 promulgated under the Securities Act of 1933 and was made without general solicitation or advertising. The purchaser was a sophisticated investor with access to all relevant information necessary to evaluate the investment, and who represented that the shares were being acquired for investment.

     (18) In December 1999, we issued options to purchase up to 201,500 shares of common stock to 10 employees and 2 directors with exercise prices ranging from $0.75 to $2.38 per share pursuant to our stock option plan. These issuances were made in reliance on Section 4(2) of the Securities Act of 1933 and/or Rule 701 promulgated under the Securities Act of 1933 and were made without general solicitation or advertising. The purchasers were sophisticated investors with access to all relevant information necessary to evaluate these investments, and who represented that the shares were being acquired for investment.

     (19) In December 1999, we issued 326,434 shares of common stock in exchange for $500,000 and warrants to purchase up to 66,000 shares of common stock with exercise prices of $1.5317 per share to 3 investors. The issuances were made in reliance on Section 4(2) of the Securities Act of 1933 and/or Regulation D promulgated under the Securities Act of 1933 and was made without general solicitation or advertising. The purchasers were sophisticated investors with access to all relevant information necessary to evaluate the investments, and who represented that the shares were being acquired for investment.

ITEM  11.     DESCRIPTION  OF  REGISTRANT'S  SECURITIES  TO  BE  REGISTERED

     The descriptions in this Item and in other sections of this registration statement of our securities and various provisions of our Articles of Incorporation and our Bylaws are summaries. Statements contained in this registration statement relating to such provisions are not necessarily complete, and reference is made to the Articles of Incorporation and Bylaws, copies of which have been filed with the Securities and Exchange Commission as exhibits to this registration statement, and provisions of applicable law.


     Our authorized capital stock consists of 50,000,000 shares of common stock, par value $.001 per share, and 500,000 shares of preferred stock, par value $.001. As of January 24, 2000, 12,871,375 shares of our common stock were issued and outstanding and 3,800,000 shares of common stock were reserved for issuance upon exercise of outstanding options. Only our common stock is being registered under the Securities Exchange Act of 1934 pursuant to this registration statement. As of January 24, 2000, no shares of our preferred stock were issued and outstanding. See "Item 2. Financial Information--Risk Factors, Operating Results and Financial Condition--Anti-Takeover Provisions And Our Right To Issue preferred stock Could Make A Third-Party Acquisition Of Us Difficult."


Description  of  common  stock

     The holders of our common stock are entitled to equal dividends and distributions per share with respect to the common stock when, as and if declared by the Board of Directors from funds legally available therefor. No holder of any shares of our common stock has a pre-emptive right to subscribe for any of our securities, nor are any common shares subject to redemption or convertible into other of our securities. Upon liquidation, dissolution or winding up of Photoloft, and after payment of creditors and preferred stockholders, if any, the assets will be divided pro-rata on a share-for-share basis among the holders of the shares of common stock. All shares of common stock now outstanding are fully paid, validly issued and non-assessable.

     Each share of common stock is entitled to one vote with respect to the election of any director or any other matter upon which shareholders are required or permitted to vote. Holders of the common stock do not have cumulative voting rights, so the holders of more than 50% of the combined shares voting for the election of directors may elect all of the directors if they choose to do so, and, in that event, the holders of the remaining shares will not be able to elect any members to the Board of Directors.

Anti-Takeover Effects of Various Provisions of Nevada Law and Our Articles of Incorporation and Bylaws

     We are incorporated under the laws of the State of Nevada and are therefore subject to various provisions of the Nevada corporation laws which may have the effect of delaying or deterring a change in the control or management of Photoloft.

     Nevada's "Combination with Interested Stockholders Statute," Nevada Revised Statutes 78.411-78.444, which applies to Nevada corporations like us having at least 200 stockholders, prohibits an "interested stockholder" from entering into a "combination" with the corporation, unless certain conditions are met. A "combination" includes

-- any merger with an "interested stockholder," or any other corporation which is or after the merger would be, an affiliate or associate of the interested stockholder;

-- any sale, lease, exchange, mortgage, pledge, transfer or other disposition of assets, in one transaction or a series of transactions, to an "interested stockholder," having:

       -- an aggregate market value equal to 5% or more of the aggregate market value of the corporation's assets,

       -- an aggregate market value equal to 5% or more of the aggregate market value of all outstanding shares of the corporation, or
       -- representing 10% or more of the earning power or net income of the corporation,

-- any issuance or transfer of shares of the corporation or its subsidiaries, to the "interested stockholder," having an aggregate market value equal to 5% or more of the aggregate market value of all the outstanding shares of the corporation;


-- the adoption of any plan or proposal for the liquidation or dissolution of the corporation proposed by the "interested stockholder,"

-- certain transactions which would have the effect of increasing the proportionate share of outstanding shares of the corporation owned by the "interested stockholder,"

-- the receipt of benefits, except proportionately as a stockholder, of any loans, advances or other financial benefits by an "interested stockholder."

An  "interested  stockholder"  is  a  person  who:

-- directly or indirectly owns 10% or more of the voting power of the outstanding voting shares of the corporation or
-- an affiliate or associate of the corporation which at any time within three years before the date in question was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then outstanding shares of the corporation.

     A corporation to which the statute applies may not engage in a "combination" within three years after the interested stockholder acquired its shares, unless the combination or the interested stockholder's acquisition of shares was approved by the Board of Directors before the interested stockholder acquired the shares. If this approval was not obtained, then after the three-year period expires, the combination may be consummated if all the requirements in the Articles of Incorporation are met and either:

-- the Board of Directors of the corporation approves, prior to such person becoming an "interested stockholder," the combination or the purchase of shares by the "interested stockholder" or the combination is approved by the affirmative vote of holders of a majority of voting power not beneficially owned by the "interested stockholder" at a meeting called no earlier than three years after the date the "interested stockholder" became such or

-- the aggregate amount of cash and the market value of consideration other than cash to be received by holders of common shares and holders of any other class or series of shares meets the minimum requirements set forth in Sections 78.411 through 78.443, inclusive, and prior to the consummation of the combination, except in limited circumstances, the "interested stockholder" will not have become the beneficial owner of additional voting shares of the corporation.

     Nevada's  "Control  Share  Acquisition  Statute,"  Nevada  Revised  Statute
Section 78.378-78.379, prohibits an acquiror, under certain circumstances, from voting shares of a target corporation's stock after crossing certain threshold ownership percentages, unless the acquiror obtains the approval of the target corporation's stockholders. The Control Share Acquisition Statute only applies to Nevada corporations with at least 200 stockholders, including at least 100 record stockholders who are Nevada residents, and which do business directly or indirectly in Nevada. While we do not currently exceed these thresholds, we may well do so in the near future. In addition, although we do not presently "do business" in Nevada within the meaning of the Control Share Acquisition Statute, we may do so in the future. Therefore, it is likely that the Control Share Acquisition Statute will apply to us in the future. The statute specifies three thresholds: at least one-fifth but less than one-third, at least one-third but less than a majority, and a majority or more, of all the outstanding voting power. Once an acquiror crosses one of the above thresholds, shares which it acquired in the transaction taking it over the threshold or within ninety days become "Control Shares" which are deprived of the right to vote until a majority of the disinterested stockholders restore that right. A special stockholders' meeting may be called at the request of the acquiror to consider the voting rights of the acquiror's shares no more than 50 days, unless the acquiror agrees to a later date, after the delivery by the acquiror to the corporation of an information statement which sets forth the range of voting power that the acquiror has acquired or proposes to acquire and certain other information concerning the acquiror and the proposed control share acquisition. If no such request for a stockholders' meeting is made, consideration of the voting rights of the acquiror's shares must be taken at the next special or annual stockholders' meeting. If the stockholders fail to restore voting rights to the acquiror or if the acquiror fails to timely deliver an information statement to the corporation, then the corporation may, if so provided in its articles of incorporation or bylaws, call certain of the acquiror's shares for redemption. Our Articles of Incorporation and Bylaws do not currently permit us to call an acquiror's shares for redemption under these circumstances. The Control Share Acquisition Statute also provides that the stockholders who do not vote in favor of restoring voting rights to the Control Shares may demand payment for the "fair value" of their shares, which is generally equal to the highest price paid in the transaction subjecting the stockholder to the statute.

     Certain provisions of our Bylaws which are summarized below may affect potential changes in control of Photoloft. The Board of Directors believes that these provisions are in the best interests of stockholders because they will encourage a potential acquiror to negotiate with the Board of Directors, which will be able to consider the interests of all stockholders in a change in control situation. However, the cumulative effect of these terms maybe to make it more difficult to acquire and exercise control of Photoloft and to make changes in management more difficult.

     The Bylaws provide the number of directors of Photoloft shall be established by the Board of Directors, but shall be no less than one. Between stockholder meetings, the Board may appoint new directors to fill vacancies or newly created directorships. A director may be removed from office by the affirmative vote of 66-2/3% of the combined voting power of the then outstanding shares of stock entitled to vote generally in the election of directors.

     The Bylaws further provide that stockholder action may be taken at a meeting of stockholders and may be effected by a consent in writing if such consent is signed all of the holders of common stock.

     We are not aware of any proposed takeover attempt or any proposed attempt to acquire a large block of our common stock.

     The provisions described above may have the effect of delaying or deterring a change in the control or management of Photoloft.

Application  of  California  General  Corporation  Law

     Although we are incorporated in Nevada, our headquarters is in the State of California. Section 2115 of the California General Corporation Law provides that certain provisions of the California General Corporation Law shall be applicable to a corporation organized under the laws of another state to the exclusion of the law of the state in which it is incorporated, if the corporation meets certain tests regarding the business done in California and the number of its California stockholders.

     An entity such as us can be subject to Section 2115 if the average of the property factor, payroll factor and sales factor deemed to be in California during its latest full income year is more than 50 percent and more than one-half of its outstanding voting securities are held of record by persons having addresses in California. Section 2115 does not apply to corporations with outstanding securities listed on the New York or American stock Exchange, or with outstanding securities designated as qualified for trading as a national market security on NASDAQ, if such corporation has at least 800 beneficial holders of its equity securities. Since the average of our property factor, payroll factor and sales factor deemed to be in California during our latest fiscal year was almost 100%, and over 60% of our outstanding voting securities are held of record by persons having addresses in California, and our securities do not currently qualify as a national market security on NASDAQ, we are subject to Section 2115.

     During the period that we are subject to Section 2115, the provisions of the California General Corporation Law regarding the following matters are made applicable to the exclusion of the law of the State of Nevada:

--     general  provisions  and  definitions;
--     annual  election  of  directors;

--     removal  of  directors  without  cause;
--     removal  of  directors  by  court  proceedings;
--     filling  of  director vacancies where less than a majority in office were elected  by  the  stockholders;
--     directors'  standard  of  care;
--     liability  of  directors  for  unlawful  distributions;
--     indemnification  of  directors,  officers  and  others;
--     limitations  on  corporate  distributions  of  cash  or  property;
--     liability  of  a  stockholder  who  receives  an  unlawful  distribution;
--     requirements  for  annual  stockholders  meetings;
--     stockholders'  right  to  cumulate  votes  at  any election of directors;
--     supermajority  vote  requirements;
--     limitations  on  sales  of  assets;
--     limitations  on  mergers;
--     reorganizations;
--     dissenters'  rights  in  connection  with  reorganizations;
--     required  records  and  papers;
--     actions  by  the  California  Attorney  General;  and
--     rights  of  inspection.

ITEM  12.     INDEMNIFICATION  OF  DIRECTORS  AND  OFFICERS

     The General Corporation Law of Nevada limits the liability of officers and directors for breach of fiduciary duty except in certain specified circumstances, and also empowers corporations organized under Nevada Law to indemnify officers, directors, employees and others from liability in certain circumstances such as where the person successfully defended himself on the merits or acted in good faith in a manner reasonably believed to be in the best interests of the corporation.

     Our Articles of Incorporation, with certain exceptions, eliminate any personal liability of a directors or officers to us or our stockholders for monetary damages for the breach of such person's fiduciary duty, and, therefore, an officer or director cannot be held liable for damages to us or our stockholders for gross negligence or lack of due care in carrying out his or her fiduciary duties as a director or officer except in certain specified instances. We may also adopt by-laws which provide for indemnification to the full extent permitted under law which includes all liability, damages and costs or expenses arising from or in connection with service for, employment by, or other affiliation with us to the maximum extent and under all circumstances permitted by law.

     There is presently one material pending legal proceeding to which a director, officer and employee of ours is a party. See "Item 8 Legal Proceedings". There is no other pending litigation or proceeding involving one of our directors, officers, employees or other agents as to which indemnification is being sought, and we are not aware of any pending or threatened litigation that may result in claims for indemnification by any director, officer, employee or other agent.

     We have purchased directors and officers liability insurance to defend and indemnify directors and officers who are subject to claims made against them for their actions and omissions as directors and officers of Photoloft. The insurance policy provides standard directors and officers liability insurance in the amount of $5,000,000.

     We intend to enter into indemnification agreements with our directors and officers. These agreements will provide, in general, that we shall indemnify and hold harmless such directors and officers to the fullest extent permitted by law against any judgments, fines, amounts paid in settlement, and expenses, including attorneys' fees and disbursements, incurred in connection with, or in any way arising out of, any claim, action or proceeding, whether civil or criminal, against, or affecting, such directors and officers resulting from, relating to or in any way arising out of, the service of such persons as our directors and officers.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons pursuant to the foregoing provisions or otherwise, we have has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

ITEM  13.     FINANCIAL  STATEMENTS

     Reference is made to the Financial Statements together with the notes thereto and the report thereon from BDO Seidman, LLP appearing on pages F-1 through F-21 of this Form 10-SB.

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM  15.  FINANCIAL  STATEMENTS  AND  EXHIBITS

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS.           F - 2
FINANCIAL STATEMENTS
Balance sheets. . . . . . . . . . . . . . . . . . .           F - 3
Statements of operations. . . . . . . . . . . . . .           F - 4
Statements of shareholders' equity. . . . . . . . .           F - 5
Statements of cash flows. . . . . . . . . . . . . .           F - 6
Notes to financial statements . . . . . . . . . . .  F - 7 - F - 21

REPORT  OF  INDEPENDENT  CERTIFIED  PUBLIC  ACCOUNTANTS


The  Board  of  Directors  and  Shareholders  of
PhotoLoft.com,  Inc.

We have audited the accompanying balance sheet of PhotoLoft.com, Inc. (the Company) as of December 31, 1998, and the related statements of operations, shareholders' equity, and cash flows for the years ended December 31, 1998 and 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing principles. Those standards require that we plan and perform our audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PhotoLoft.com, Inc. as of December 31, 1998, and the results of its operations and cash flows for the years ended December 31, 1998 and 1997, in conformity with generally accepted accounting principles.


/S/ BDO Seidman, LLP

San  Jose,  California
April  2,  1999

                                                                                            PHOTOLOFT.COM

                                                                                           BALANCE SHEETS
=========================================================================================================

                                                                            SEPTEMBER 30,   December 31,
                                                                                1999            1998
=========================================================================  ===============  =============
                                                                               (Unaudited)
ASSETS (Note 7)
CURRENT ASSETS:
  Cash and cash equivalents (Note 11) . . . . . . . . . . . . . . . . . .  $      243,500   $     370,000
  Note receivable, current portion (Note 2) . . . . . . . . . . . . . . .       1,804,700         658,000
  Prepaid expenses and other current assets . . . . . . . . . . . . . . .          75,800               -
  Deferred income taxes . . . . . . . . . . . . . . . . . . . . . . . . .               -         183,100
-------------------------------------------------------------------------  ---------------  -------------
TOTAL CURRENT ASSETS. . . . . . . . . . . . . . . . . . . . . . . . . . .       2,124,000       1,211,100
PROPERTY AND EQUIPMENT, net (Note 3). . . . . . . . . . . . . . . . . . .         242,300          65,700
NOTE RECEIVABLE, less current portion (Note 2). . . . . . . . . . . . . .               -       1,656,700
OTHER ASSETS. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          10,500           5,500
-------------------------------------------------------------------------  ---------------  -------------
                                                                           $    2,376,800   $   2,939,000
=========================================================================  ===============  =============
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Notes payable to bank (Note 7). . . . . . . . . . . . . . . . . . . . .  $      409,700   $           -
  Accounts payable. . . . . . . . . . . . . . . . . . . . . . . . . . . .         398,900         129,500
  Accrued expenses (Note 4) . . . . . . . . . . . . . . . . . . . . . . .         119,300          73,500
  Deferred revenue (Note 5) . . . . . . . . . . . . . . . . . . . . . . .             800          36,300
  Deferred income Taxes (Note 10) . . . . . . . . . . . . . . . . . . . .               -         263,600
-------------------------------------------------------------------------  ---------------  -------------
TOTAL CURRENT LIABILITIES . . . . . . . . . . . . . . . . . . . . . . . .         928,700         502,900
-------------------------------------------------------------------------  ---------------  -------------
DEFERRED INCOME TAXES (Note 10) . . . . . . . . . . . . . . . . . . . . .               -         666,700
TOTAL LIABILITIES . . . . . . . . . . . . . . . . . . . . . . . . . . . .         928,700       1,169,600
-------------------------------------------------------------------------  ---------------  -------------
COMMITMENTS, CONTINGENCIES AND SUBSEQUENT EVENTS (Notes 1, 6, 11 and 13)
SHAREHOLDERS' EQUITY: (Notes 1, 9 and 13)
  Preferred stock, $0.001 par value; 500,000 shares authorized; no
    shares issued and outstanding . . . . . . . . . . . . . . . . . . . .               -               -
  Common stock, $0.001 par value; 50,000,000 shares authorized;
    12,454,268 and 6,650,145 shares issued and outstanding, respectively.          12,500           6,700
  Additional paid-in capital. . . . . . . . . . . . . . . . . . . . . . .       3,267,300         648,200
  Deferred compensation . . . . . . . . . . . . . . . . . . . . . . . . .        (546,600)              -
  (Accumulated deficit) Retained earnings . . . . . . . . . . . . . . . .      (1,285,100)      1,114,500
-------------------------------------------------------------------------  ---------------  -------------
TOTAL SHAREHOLDERS' EQUITY. . . . . . . . . . . . . . . . . . . . . . . .       1,448,100       1,769,400
-------------------------------------------------------------------------  ---------------  -------------
                                                                           $    2,376,800   $   2,939,000
=========================================================================  ===============  =============


                                 See accompanying notes to financial statements.

                                                                                               PHOTOLOFT.COM

                                                                                    STATEMENTS OF OPERATIONS
============================================================================================================

                                                             Nine Months Ended            Years Ended
                                                               September 30,              December 31,
                                                            1999          1998         1998         1997
=====================================================   ============  ============  ===========  ===========
                                                        (UNAUDITED)   (Unaudited)
REVENUES (Note 11) . . . . . . . . . . . . . . . . . .  $   124,800   $   660,600   $  674,300   $  574,200
COST OF REVENUES . . . . . . . . . . . . . . . . . . .       88,500        88,800      113,000       60,800
-----------------------------------------------------   ------------  ------------  -----------  -----------
GROSS PROFIT (LOSS). . . . . . . . . . . . . . . . . .       36,300       571,800      561,300      513,400
-----------------------------------------------------   ------------  ------------  -----------  -----------
OPERATING EXPENSES:
  Sales and marketing. . . . . . . . . . . . . . . . .      516,600       216,900      325,000       32,200
  General and administrative (Note 8). . . . . . . . .    1,732,500       583,900      999,000      642,200
-----------------------------------------------------   ------------  ------------  -----------  -----------
TOTAL OPERATING EXPENSES . . . . . . . . . . . . . . .    2,249,100       800,800    1,324,000      674,400
-----------------------------------------------------   ------------  ------------  -----------  -----------
LOSS FROM OPERATIONS . . . . . . . . . . . . . . . . .   (2,212,800)     (229,000)    (762,700)    (161,000)
-----------------------------------------------------   ------------  ------------  -----------  -----------
OTHER INCOME (EXPENSE):
  Sale of trade name (Note 2). . . . . . . . . . . . .            -     3,100,000    3,100,000            -
  Loss on settlement of note receivable (Note 2) . . .     (108,100)            -            -            -
  Interest income. . . . . . . . . . . . . . . . . . .      110,200        32,700       76,900            -
  Interest expense . . . . . . . . . . . . . . . . . .            -        (2,600)        (500)           -
  Other. . . . . . . . . . . . . . . . . . . . . . . .         (200)            -       (2,400)      (3,700)
-----------------------------------------------------   ------------  ------------  -----------  -----------
TOTAL OTHER INCOME (EXPENSE) . . . . . . . . . . . . .        1,900     3,130,100    3,174,000       (3,700)
-----------------------------------------------------   ------------  ------------  -----------  -----------
INCOME (LOSS) BEFORE INCOME TAXES. . . . . . . . . . .   (2,210,900)    2,901,100    2,411,300     (164,700)
INCOME TAX (BENEFIT) EXPENSE (Note 10) . . . . . . . .     (745,300)      928,200      748,000          800
-----------------------------------------------------   ------------  ------------  -----------  -----------
NET  INCOME (LOSS) . . . . . . . . . . . . . . . . . .   (1,465,600)    1,972,900    1,663,300     (165,500)
Deemed dividend on conversion of preferred stock into
   common stock. . . . . . . . . . . . . . . . . . . .      934,000             -            -            -
-----------------------------------------------------   ------------  ------------  -----------  -----------
Net income (loss) available to common shareholders . .  $(2,399,600)  $ 1,972,900   $1,663,300   $ (165,500)
=====================================================   ============  ============  ===========  ===========
Basic earnings (loss) per share. . . . . . . . . . . .  $     (0.21)  $      0.31   $     0.26   $    (0.03)
=====================================================   ============  ============  ===========  ===========
Diluted earnings (loss) per share. . . . . . . . . . .  $     (0.21)  $      0.21   $     0.18   $    (0.03)
=====================================================   ============  ============  ===========  ===========
Basic weighted-average common shares
 outstanding . . . . . . . . . . . . . . . . . . . . .   11,327,200     6,427,300    6,488,300    6,297,000
Stock options. . . . . . . . . . . . . . . . . . . . .            -     2,799,400    2,799,400            -
-----------------------------------------------------   ------------  ------------  -----------  -----------
Diluted weighted-average common shares outstanding . .   11,327,200     9,226,700    9,287,700    6,297,000
=====================================================   ============  ============  ===========  ===========

                                 See accompanying notes to financial statements.

                                                                                                                     PHOTOLOFT.COM

                                                                                                STATEMENTS OF SHAREHOLDERS' EQUITY
                                                                                                                  (NOTES 9 AND 13)
==================================================================================================================================

                                                                                                       (Accumulated
                                                                         Additional      Deferred        Deficit)
                                                        Common Stock       Paid-in        Stock          Retained
                                                      Shares    Amount     Capital     Compensation      Earnings        Total
==================================================  ==========  =======  ===========  ==============  ==============  ============
BALANCES, January 1, 1997. . . . . . . . . . . . .   6,267,448  $ 6,300  $   497,200  $           -   $    (383,300)  $   120,200
Issuance of stock for services . . . . . . . . . .      59,025      100       18,200              -               -        18,300
Net loss . . . . . . . . . . . . . . . . . . . . .           -        -            -              -        (165,500)     (165,500)
--------------------------------------------------  ----------  -------  -----------  --------------  --------------  ------------
BALANCES, December 31, 1997. . . . . . . . . . . .   6,326,473    6,400      515,400              -        (548,800)      (27,000)
Issuance of stock for services . . . . . . . . . .     323,672      300      132,800              -               -       133,100
Net income . . . . . . . . . . . . . . . . . . . .           -        -            -              -       1,663,300     1,663,300
--------------------------------------------------  ----------  -------  -----------  --------------  --------------  ------------
BALANCES, December 31, 1998. . . . . . . . . . . .   6,650,145    6,700      648,200              -       1,114,500     1,769,400
Exercise of stock options (unaudited). . . . . . .   3,069,112    3,100      112,200              -               -       115,300
Issuance of common stock for services (unaudited).      85,011      100       42,400              -               -        42,500
Deemed dividend on beneficial conversion of
  preferred stock into common stock (unaudited). .           -        -      934,000              -        (934,000)            -
Issuance of common stock in connection with
  reverse merger (unaudited) . . . . . . . . . . .     625,000      600        4,900              -               -         5,500
Sale of common stock, net of stock issuance costs
  of approximately $56,500 (unaudited) . . . . . .   2,025,000    2,000      954,100              -               -       956,100
Deferred stock compensation (unaudited). . . . . .           -        -      571,500       (571,500)              -             -
Amortization of deferred stock compensation
  (unaudited). . . . . . . . . . . . . . . . . . .           -        -            -         24,900               -        24,900
Net loss (unaudited) . . . . . . . . . . . . . . .           -        -            -              -      (1,465,600)   (1,465,600)
--------------------------------------------------  ----------  -------  -----------  --------------  --------------  ------------
BALANCES, September 30, 1999 (unaudited) . . . . .  12,454,268  $12,500  $ 3,267,300  $    (546,600)  $  (1,285,100)  $ 1,448,100
==================================================  ==========  =======  ===========  ==============  ==============  ============


                                 See accompanying notes to financial statements.

                                                                                              PHOTOLOFT.COM

                                                                                   STATEMENTS OF CASH FLOWS
                                                                                                  (Note 12)
===========================================================================================================

                                                            Nine Months Ended            Years Ended
                                                              September 30,              December 31,
                                                       --------------------------  ------------------------
                                                           1999          1998          1998         1997
=====================================================  ============  ============  ============  ==========
                                                       (Unaudited)   (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss) . . . . . . . . . . . . . . . . .  $(1,465,600)  $ 1,972,900   $ 1,663,300   $(165,500)
  Adjustments to reconcile net income (loss) to net
    cash (used in) provided by operating activities:
      Depreciation and amortization . . . . . . . . .       27,900         7,800        13,200       8,600
      Allowance for doubtful accounts . . . . . . . .            -             -       (75,100)     82,800
      Compensation relating to stock options issued .       24,900             -             -           -
      Gain on sale of trade name. . . . . . . . . . .            -    (3,100,000)   (3,100,000)          -
      Loss of settlement of note receivable . . . . .      108,100             -             -           -
      Accrued interest on note receivable . . . . . .      (32,900)            -             -           -
      Issuance of stock for services. . . . . . . . .       42,500        91,500       133,100      18,300
      Changes in operating assets and liabilities:
        Accounts receivable . . . . . . . . . . . . .            -             -       170,700    (130,600)
        Prepaid expenses and other current assets . .      (75,800)       78,900         6,600      47,300
        Deferred income taxes . . . . . . . . . . . .     (747,200)      928,200       747,200           -
        Accounts payable. . . . . . . . . . . . . . .      269,400        24,300        65,000      58,100
        Accrued expenses. . . . . . . . . . . . . . .       45,800           300       (21,300)     94,800
        Deferred revenue. . . . . . . . . . . . . . .      (35,500)            -        36,300           -
-----------------------------------------------------  ------------  ------------  ------------  ----------
NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES .   (1,838,400)        3,900      (361,000)     13,800
-----------------------------------------------------  ------------  ------------  ------------  ----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Principal received under note receivable. . . . . .      434,800       573,400       785,300           -
  Purchase of property and equipment. . . . . . . . .     (204,500)      (35,700)      (51,100)    (12,200)
  Other assets. . . . . . . . . . . . . . . . . . . .       (5,000)       (2,300)       (3,200)     (2,000)
-----------------------------------------------------  ------------  ------------  ------------  ----------
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES .      225,300       535,400       731,000     (14,200)
-----------------------------------------------------  ------------  ------------  ------------  ----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Advances on line of credit. . . . . . . . . . . . .      409,700             -             -           -
  Proceeds from issuances of stock. . . . . . . . . .    1,120,900             -             -           -
  Payment of stock issuance costs . . . . . . . . . .      (44,000)            -             -           -
-----------------------------------------------------  ------------  ------------  ------------  ----------
NET CASH PROVIDED BY FINANCING ACTIVITIES . . . . . .    1,486,600             -             -           -
-----------------------------------------------------  ------------  ------------  ------------  ----------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS.     (126,500)      539,300       370,000        (400)
-----------------------------------------------------  ------------  ------------  ------------  ----------
CASH AND CASH EQUIVALENTS, beginning of period. . . .      370,000             -             -         400
-----------------------------------------------------  ------------  ------------  ------------  ----------
CASH AND CASH EQUIVALENTS, end of period. . . . . . .  $   243,500   $   539,300   $   370,000   $       -
=====================================================  ============  ============  ============  ==========

                                 See accompanying notes to financial statements.

1.  SUMMARY  OF ACCOUNTING POLICIES

     The  Company

     PhotoLoft.com, Inc. (formerly AltaVista Technology, Inc.) (the Company) a California corporation, was incorporated on November 17, 1993. The Company provides users with advanced, easy-to-use technology to instantly create, share and print Internet photo albums.


     On March 1, 1999, 100% of the Company's outstanding common stock was acquired by PhotoLoft.com (formerly Data Growth, Inc., a publicly traded shell corporation) (PhotoLoft), a Nevada Corporation, in exchange for 9,579,268 shares of PhotoLoft's $.001 par value common stock. For accounting purposes, the acquisition has been treated as the acquisition of PhotoLoft, with the Company as the acquiror (reverse acquisition).

     The  shares  held by the shareholders of PhotoLoft prior to the acquisition
(625,000 shares after reflecting a 2.46 to 1 reverse stock split effected by PhotoLoft immediately prior to the acquisition) have been recognized as if they were issued in connection with the acquisition of PhotoLoft by the Company. Since PhotoLoft prior to the reverse acquisition was a public shell corporation with no significant operations, pro forma information giving effect to the acquisition is not presented. All shares and per share data prior to the acquisition have been restated to reflect the stock issuance as a recapitalization of the Company. The historical information prior to March 1, 1999 is that of the Company.

     Use  of  Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Cash  and  Cash  Equivalents

     The Company considers all highly liquid investments having original maturities of three months or less to be cash equivalents.

     Property  and  Equipment

     Property and equipment are stated at cost. Depreciation is provided using the straight-line method over the estimated economic useful lives of the assets, generally ranging from five to seven years.

     Long-Lived  Assets

     The Company periodically reviews its long-lived assets and certain identifiable intangibles for impairment. When events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, the Company writes the asset down to its estimated fair value.

     Fair  Values  of  Financial  Instruments

     The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

     Cash  and  cash  equivalents:

     The carrying amount reported in the balance sheet for cash and cash equivalents approximates fair value.

     Note  receivable:

     The fair value for the note receivable is estimated based on current interest rates available to the Company for investments with similar terms and remaining maturities.

     Short-term  debt:

     The fair value of short-term debt approximates cost because of the short period of time to maturity.

     As of December 31, 1998, the fair values of the Company's financial instruments approximate their historical carrying amounts.

     Revenue  Recognition

     The Company's revenues are derived principally from the sale of banner advertisements and subscriptions for web hosting services. Advertising revenues are recognized in the period in which the advertisement is delivered, provided that collection of the resulting receivable is probable. Advertisers are charged on a per impression or delivery basis up to a maximum as specified in the contract. To date, the duration of the Company's advertising commitments has not exceeded one year. When the Company guarantees a minimum number of impressions or deliveries, revenue is recognized at the lesser of the ratio of impressions or the straight line basis over the term of the contract. Product revenue is recognized upon shipment, provided no significant obligations remain and collectibility is possible.

     Advertising

     The cost of advertising is expensed as incurred. Advertising costs for the nine month periods ended September 30, 1999 and 1998 aggregated, $118,900 and $6,500 respectively (unaudited). Advertising costs for the years ended December 31, 1998 and 1997 aggregated $26,000 and $4,100, respectively.

     Income  Taxes

     The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, Accounting for Income Taxes, which requires an asset and liability approach. This approach results in the recognition of deferred tax assets (future tax benefits) and liabilities for the expected future tax consequences of temporary differences between the book carrying amounts and the tax basis of assets and liabilities. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be deductible or taxable when the assets and liabilities are recovered or settled. Future tax benefits are subject to a valuation allowance when management believes it is more likely than not that the deferred tax assets will not be realized.

     New  Accounting  Pronouncement


     In September 1998, the Financial Accounting Standards Board (FASB) issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 133 requires companies to recognize all derivatives contracts as either assets or liabilities in the balance sheet and to measure them at fair value. If certain conditions are met, a derivative may be specifically designated as a hedge, the objective of which is to match the timing of gain or loss recognition on the hedging derivative with the recognition of (i) the changes in the fair value of the hedged assets or liabilities, that are attributable to the hedged risk, or (ii) the earnings effect of the hedged forecasted transaction. For a derivative not designated as a hedging instrument, the gain or loss is recognized in income in the period of change. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 2000.


     Historically, the Company has not entered into derivatives contracts either to hedge existing risks or for speculative purposes. Accordingly, the Company does not expect adoption of the new standard to affect its financial statements.

     Earnings  Per  Common  Share


     During 1998, the Company adopted the provisions of SFAS No. 128, Earnings Per Share. SFAS No. 128 provides for the calculation of basic and diluted earnings per share. Basic earnings per share includes no dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted

                                                                   PHOTOLOFT.COM
earnings per share reflects the potential dilution of securities that could share in the earnings of an entity. For the nine months ended September 30, 1999 and the year ended December 31, 1997, options to purchase 3,265,230 and 2,844,112 shares of common stock, respectively, were excluded from computation of diluted earnings per share since their effect would be antidilutive. For the nine months ended September 30, 1998 and the year ended December 31, 1998, options to purchase 2,355,062 and 2,728,539 shares of common stock, respectively, were excluded from the computation of diluted earnings per share because the options' exercise price was greater than the estimated average fair market value of the common shares.


     Basis  of  Presentation


     The accompanying balance sheet and statement of shareholders' equity as of September 30, 1999 and for the nine months then ended, respectively, and the statements of operations and cash flows for each of the nine month periods ended September 30, 1999 and 1998 have not been audited. However, in the opinion of management, they include all normal recurring adjustments necessary for a fair presentation of the financial position and the results of operations for the periods presented. The results of operations for the nine months ended September 30, 1999 are not necessarily indicative of results to be expected for any future period.


2.  SALE  OF  TRADE  NAME

     On July 31, 1998, the Company sold all its rights in and to the AltaVista mark and the internet domain name "altavista.com" to Digital Equipment Corporation for a total of $3,100,000, payable $350,000 in cash and $2,750,000 in a promissory note. The note, payable in 12 quarterly installments commencing October 1, 1998, bears interest at 7% annually.


     In September 1999, Digital Equipment Corporation agreed to pay the Company $1,804,700 in full settlement of the note, at which time the Company recorded a loss of $108,100. Accordingly, the balance sheet as of September 30, 1999 classifies this note as a current asset (unaudited).

3.  PROPERTY  AND  EQUIPMENT

     A  summary  of  property  and  equipment  follows:


                                September    December 31,
                                 30,1999          1998
=============================  ============  =============
                               (UNAUDITED)
Office equipment. . . . . . .  $    291,300  $      90,500
Furniture and fixtures. . . .        13,000          9,300
-----------------------------  ------------  -------------
                                    304,300         99,800
Less accumulated depreciation        62,000         34,100
-----------------------------  ------------  -------------
                               $    242,300  $      65,700
=============================  ============  =============


4.  ACCRUED  EXPENSES     A  summary  of  accrued  expenses  follows:


                      SEPTEMBER      December
                       30, 1999      31, 1998
==================  ============  =============
                     (UNAUDITED)
Vacation . . . . .  $     52,300  $      24,900
Consulting fees. .        25,000         20,000
Salaries and wages        41,900         19,900
Other. . . . . . .           100          8,700
------------------  ------------  -------------
                    $    119,300  $      73,500
==================  ============  =============


5.  DEFERRED  REVENUE

     Deferred revenue consists of quarterly and annual subscriptions for web hosting services. Revenue from the subscriptions is recognized ratably over the term of the subscriptions.

6.  COMMITMENTS  AND CONTINGENCIES

     Leases


     The Company leases its facilities and certain equipment under operating leases. The facility leases require the Company to pay certain maintenance and operating expenses, such as utilities, property taxes and insurance costs. Rent expense for the nine month periods ended September 30, 1999 and 1998 was $79,200 and $20,000, respectively (unaudited). Rent expense related to these operating leases for the years ended December 31, 1998 and 1997 was $39,900 and $18,700, respectively.


     A summary of the future minimum lease payments required under non-cancelable operating leases with terms in excess of one year, follows:


Years ending December 31,       Amount
=============================  ========

1999. . . . . . . . . . . . .  $ 95,700
2000. . . . . . . . . . . . .    91,300
2001. . . . . . . . . . . . .    51,600
2002. . . . . . . . . . . . .     3,600
-----------------------------  --------
Future minimum lease payments  $242,200
=============================  ========


     In September 1998, the Company entered into an agreement whereby the Company acts as guarantor of a third party in a sub-lease agreement. The sub-lease agreement expires in September 2000.

7.  DEBT  AGREEMENTS


     The Company maintains a $200,000 revolving line of credit with a bank that is secured by all corporate assets, including accounts receivable, inventory and intangible assets. The loan is limited to $100,000 until the Company fulfills certain milestone covenants and pays an additional loan fee. The line of credit accrues interest at 2% over the Lender's Prime Rate. Advances against the line of credit are limited to 70% of eligible accounts receivable. As of September 30, 1999 and December 31, 1998, this line of credit had no outstanding balance.

     In September 1999, the Company entered into a line of credit agreement with a financial institution, which provides for borrowing of $750,000, bearing interest at 28%. The line of credit expires September 2000, and is automatically renewable unless written notice is given by either party. In September 1999, the Company borrowed $409,700 under this line of credit, and repaid the entire balance in October 1999 (unaudited).


8.  RELATED  PARTY  TRANSACTIONS

     During the year ended December 31, 1998, the Company paid approximately $20,000 for consulting services from a shareholder.

9.  SHAREHOLDERS'  EQUITY

     Preferred  Stock

     The Company had authorized 5,000,000 shares of Preferred Stock that may be issued in one or more series. As of December 31, 1998, the Company had 2,489,009 Preferred shares issued and outstanding, which are Series A, B and C. Each series of Preferred Stock was identical in respect to rights and preferences, as follows:

     Each share of Preferred Stock was entitled to receive cash dividends equal to $.20 per share per annum, payable prior and in preference to any distribution to the holders of Common Stock. The rights to such dividends were not cumulative.


     Each share of Preferred Stock was convertible into such number of Common Stock as determined by dividing $.20 by the then applicable conversion price in effect at the time of the conversion. Due to the conversion of the Company's preferred stock into common stock and a 1.513 stock split in February 1999, as well as the recapitalization of the Company in connection with the reverse acquisition in March 1999, the statements of shareholders' equity and per share data have been restated (Note 13).

     Stock  Options

     Options are exercisable as determined by the Board of Directors on the date of grant and expire not more than ten years after the date of grant. The Company applies Accounting Principles Board (APB) No. 25, Accounting for Stock Issued to Employees, and Related Interpretations in Accounting for Stock Options Issued to Employees. Under APB Opinion No. 25, employee compensation cost is recognized when the estimated fair value of the underlying stock on date of grant exceeds the exercise price of the stock option. For stock options issued to non-employees, the Company applies SFAS No. 123, Accounting for Stock-Based Compensation, which requires the recognition of compensation cost based upon the fair value of stock options at the grant date using the Black-Scholes option pricing model.


     A summary of the status of the Company's stock option plan as of December 31, 1998 and 1997 and changes during the years then ended (restated to reflect the 1.513 stock split in February 1999), is presented in the following table:

                                                Options Outstanding
                                 ------------------------------------------------
                                    December 31, 1998        December 31, 1997
                                 -----------------------  -----------------------
                                             Wtd.-Avg.                Wtd.-Avg.
                                  Shares    Exer. Price    Shares    Exer. Price
                                 =========  ============  =========  ============
Beginning . . . . . . . . . . .  2,844,112  $      0.007  2,806,278  $      0.001
Granted . . . . . . . . . . . .  2,690,705  $      0.480     37,834  $      0.480
Exercised/forfeited . . . . . .          -             -          -             -
                                 ---------                ---------
Ending. . . . . . . . . . . . .  5,534,817  $      0.237  2,844,112  $      0.007
                                 =========  ============  =========  ============
Exercisable at year-end . . . .  3,194,588                2,795,400
                                 ---------                ---------
Wtd.-avg. fair value of options
  granted during the year                   $      0.480             $      0.480
                                            ============             ============

     The following table summarizes information about stock options outstanding as of December 31, 1998:

                     Options Outstanding          Options Exercisable
           ------------------------------------  ----------------------
                         Wtd.-Avg.
Range of     Number      Remaining   Wtd.-Avg.     Number     Wtd.-Avg.
Exercise   Outstanding  Contractual   Exercise   Exercisable   Exercise
 Prices    at 12/31/98     Life        Price     at 12/31/98    Price
=========  ===========  ===========  ==========  ===========  =========
0.001. .    2,806,278   5.26 years   $    0.001    2,806,278  $   0.001
0.480. .    2,728,539   9.54 years   $    0.480      388,310  $   0.480
           -----------                           -----------
            5,534,817                $    0.237    3,194,588  $   0.059
           ===========               ==========  ===========  =========

     While  the  Company  continues  to  apply APB Opinion No. 25, SFAS No. 123,
Accounting for Stock-Based Compensation, requires the Company to provide pro forma information regarding net income (loss) as if compensation cost for the Company's stock option plans had been determined in accordance with the fair value based method prescribed by SFAS No. 123. The Company estimates the fair value of stock options at the grant date by using the minimum value method with the following assumptions used for the grants in 1998 and 1997, respectively: dividend yield of 0; risk-free interest rate of 6.0% and 6.6%; and an expected life of five years for all plan options.

     Under  the  accounting provisions of SFAS No. 123, the Company's net income
(loss) would have been reduced (increased) to the pro forma amounts indicated below:

                1998        1997
-----------  ----------  ----------
As reported  $1,663,300  $(165,500)
===========  ==========  ==========
Pro forma    $1,317,800  $(171,300)
===========  ==========  ==========

10.  INCOME  TAXES

     For the years ended December 31, 1998 and 1997, income tax expense comprises:

1998     Current   Deferred    Total
=======  ========  =========  ========
FEDERAL  $      -  $ 628,600  $628,600
STATE .       800    118,600   119,400
-------  --------  ---------  --------
         $    800  $ 747,200  $748,000
=======  ========  =========  ========

1997     Current  Deferred  Total
=======  =======  ========  =====
Federal  $     -  $      -  $   -
State .      800         -    800
-------  -------  --------  -----
         $   800  $      -  $ 800
=======  =======  ========  =====

     The following summarizes the differences between the income tax expense (benefit) and the amount computed by applying the Federal income tax rate of 34% in 1998 and 1997 to income (loss) before income taxes:

Years ended December 31,                       1998       1997
==========================================  ==========  =========
Federal income tax at statutory rate . . .  $ 819,800   $(56,000)
State income taxes, net of federal benefit    138,200     (9,400)
(Decrease) increase in valuation allowance   (211,200)    65,700
Other, net . . . . . . . . . . . . . . . .      1,200        500
------------------------------------------  ----------  ---------
                                            $ 748,000   $    800
==========================================  ==========  =========

     Deferred  tax  assets  (liabilities)  comprise  the  following:

                                   September 30,  December 31,
                                       1999           1998
=================================  =============  ============
                                    (UNAUDITED)
Loss carryforwards. . . . . . . .  $    837,000   $   166,600
Reserves not currently deductible        16,500        16,500
Installment sale of trade name. .  $   (745,700)  $  (919,700)
Depreciation. . . . . . . . . . .       (10,600)      (10,600)
Valuation allowance . . . . . . .       (97,200)            -
---------------------------------  -------------  ------------
Total deferred tax liabilities. .  $          -   $  (747,200)
=================================  =============  ============


     As of December 31, 1998, the Company has net operating loss carryforwards available to reduce future taxable income, if any, of approximately $453,700 and $194,100 for Federal and California state tax purposes, respectively. The benefits from these carryforwards expire in various years through 2018.

     Pursuant to the "change in ownership" provisions of the Tax Reform Act of 1986, utilization of the Company's net operating loss carryover may be limited, if a cumulative change of ownership of more than 50% occurs within any three-year period. The Company has not determined if such a change in ownership has occurred.

11.  CONCENTRATIONS

     Major  Customers


     During the nine month periods ended September 30, 1999 and 1998 and the years ended December 31, 1998 and 1997, the Company had no customers that comprised more than 10% of net revenues.

                                                                   PHOTOLOFT.COM

                                                   NOTES TO FINANCIAL STATEMENTS
          (INFORMATION WITH RESPECT TO SEPTEMBER 30, 1999 AND 1998 IS UNAUDITED)
================================================================================

     Credit  Risk

     Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash and cash equivalents. The Company places its cash and cash equivalents with high quality financial institutions. As of December 31, 1998, the Company had deposits at one financial institution that aggregated $350,000, of which $100,000 is insured by the Federal Deposit Insurance Corporation. As of September 30, 1999, the Company had deposits at one financial institution that aggregated $243,300, of which $100,000 is insured (unaudited).

12.  STATEMENT  OF  CASH  FLOWS


     During the nine month periods ended September 30, 1999 and 1998, non-cash financing activities included the issuance of 85,011 and 222,549 shares of common stock for services aggregating approximately $42,500 and $91,500, respectively (unaudited). During the nine month period ended September 30, 1999, additional non-cash financing activities included the issuance of 25,000 shares of common stock for the payment of stock issuance costs totaling $12,500 and a deemed dividend of $934,000 relating to the beneficial conversion of its preferred stock into common stock (unaudited). During the years ended December 31, 1998 and 1997, non-cash financing activities included the issuance of 323,672 and 59,025 shares of common stock for services aggregating approximately $133,100 and $18,300, respectively.

     During the nine month periods ended September 30, 1999 and 1998, the Company paid $0 and $2,600 for interest, respectively, and $1,800 and $0 for income taxes, respectively (unaudited). During 1998 and 1997, the Company paid $2,800 and $3,700 for interest, respectively, and $800 for income taxes in both years.

13.  SUBSEQUENT  EVENTS

     In February 1999, the Company entered into an employment agreement with one of its officers which provides for a severance payment of base salary and bonus compensation through December 31, 2001, as well as immediate vesting of all outstanding stock options if the officer is terminated without cause.

     In February 1999, 2,844,112 stock options were exercised for common stock, and 85,011 shares of common stock were issued for services. Also in February 1999, the Company converted its preferred stock into common stock on a 1 to 1.5 basis.


     Immediately following these issuances of common stock and the conversion of preferred stock into common stock, the Company did a 1 to 1.513 stock split in anticipation of the Company entering into an acquisition agreement with a publicly traded shell corporation. On a retroactive basis, the conversion and stock split resulted in the Company having 6,650,145 shares of common stock issued and outstanding as of December 31, 1998.

     Due  to  the  conversion  of  the preferred stock into common stock and the
1.513 stock split, the effective exercise price of the stock options originally granted at $0.75 was now $0.33; therefore, on March 1, 1999, the Company adjusted the exercise price to $0.48.

     As more fully described in Note 1, the Company completed a reverse acquisition with PhotoLoft.com on March 1, 1999.

     Immediately following the closing of the acquisition, the Company completed a Private Placement of 2,000,000 shares of common stock aggregating $1,000,000. Additionally, the Company issued 25,000 shares of restricted common stock as payment for a portion of the underwriter's commission and adopted the 1999 Stock Option Plan (the Plan). The Company then granted 225,000 options under the Plan, which vested immediately and were exercised in March 1999.

     Also in March 1999, the Company entered into an agreement to obtain public relations services valued at a minimum of $6,000 per month through March 2000. The Company expects to amend the agreement to include an additional $4,000 per month in services. The services provided will aggregate approximately $100,000 over the life of the agreement.

     In April 1999, a former employee and co-founder of ID 4 Life, a product of the Company, filed an action against the Company arising out of the disputed ownership of the ID4Life division of the Company and the termination of that person's employment. It is the opinion of management that the outcome of this matter will not materially affect the consolidated operations or the consolidated financial position of the Company.


     In June 1999, a third party corporation filed an action against the Company alleging trade secret misappropriations, unfair competition, and breach of contract arising out of the activities of one of the Company's employees. The Company is presently in settlement negotiations with the plaintiff, and it is the opinion of management that the outcome of this matter will be a non-monetary settlement and will not materially affect the consolidated operations or the consolidated financial position of the Company (unaudited).

     In June 1999, the Company amended its stock option plan to make an additional 3,800,000 shares of common stock available for options which may be granted to employees, directors, and consultants. As of September 30, 1999, there were 534,770 shares of common stock available for grant of additional options (unaudited).

     During the nine months ended September 30, 1999, the Company granted options for an additional 572,359 shares. Of these options, 71,700 were granted to non-employees, resulting in compensation costs of $134,000, which is being amortized over the life of the options (unaudited).

     In September 1999, the Company issued warrants to purchase 350,000 shares of common stock at an exercise price of $2.31 in connection with a services agreement. The issuance of these warrants resulted in compensation costs of $437,500, which is being amortized over the one year term of the agreement (unaudited).

     In November 1999, a former board member exercised options to purchase 88,991 shares of common stock for proceeds of $44,100 (unaudited).

     In December 1999, the Company granted options to purchase an aggregate of 201,500 shares of common stock to employees and directors. The Company also granted options to purchase 288,000 shares of common stock to a consultant (unaudited).

     In December 1999, the Company issued 326,434 shares of common stock in exchange for $500,000. The Company also issued warrants to purchase 66,000 shares of common stock. The warrants, which have exercise prices of $1.53, expire in December 2004 (unaudited).

      (A)     EXHIBITS

The  following  exhibits  are  filed  with  this  registration  statement:

Exhibit  No.                 Exhibit  Name
------------                 -------------

*2.1 Agreement and Plan of Reorganization dated as of February 16, 1999 by and among Data Growth, Inc. Gary B. Peterson and the Registrant.

*3.1     Articles  of  Incorporation  of  the  Registrant.

*3.2 Certificate of Amendment to the Articles of Incorporation of the Registrant.

*3.3     By-Laws  of  Registrant.

*4.1     Sample  Stock  Certificate  of  the  Registrant.

*4.2     See  Exhibit  Nos.  3.1,  3.2  and  3.3.

*10.1    Form  of  Series  A  preferred  stock  Purchase  Agreement

*10.2 Series B preferred stock Purchase Agreement dated August 1, 1996 by and among Kris Chellam and the Registrant.

*10.3 OEM/ Re-Marketing Agreement, dated November 15, 1996, by and between ArcSoft, Inc. and the Registrant.

*10.4 Software License Agreement, dated January 22, 1997 by and between Seattle Filmworks, Inc, and the Registrant.

*10.5 Online Distribution Agreement, dated April 24, 1997 by and between KC Audio and the Registrant.

*10.6 OEM License Agreement, dated May 22, 1998, by and between AITech International and the Registrant.

*10.7 Series C Preferred Stock Purchase Agreement dated June 5, 1997 by and among Gary Kremen and the Registrant.

*10.8 Distribution and Re-Publishing Agreement dated October 17, 1997 by and between Softpool, a division of infoMedia GmbH and the Registrant.

*10.9 Engagement letter dated October 24, 1997 between Gary Kremen and the Registrant.

*10.10 Letter Agreement dated February 12, 1998 by and between Venture Banking Group and the Registrant.

*10.11 Distribution Agreement dated March, 1998 by and between Kuni Research International Corporation and the Registrant.

*10.12 Lease Agreement dated July 8, 1998 by and between The Manufacturer's Life Insurance Company, (U.S.A.) Company, Ltd., and the Registrant.

10.13     [Intentionally Blank/Updated Form of Agreement Filed as Exhibit 10.32]

*10.14 Sublease Agreement dated September 1, 1998 by and between Surefire Verification, Inc. and the Registrant.


10.15     [Intentionally Blank/Updated Form of Agreement Filed as Exhibit 10.33]


*10.16    Amendment  to  an  Agreement  with Infomedia, dated January 15,  1999.

*10.17 Sublease Agreement dated February 1, 1999 by and between Summit Microelectronics and the Registrant.

*10.18 Amendment No. 1 to Consulting Services Agreement (Exhibit 10.15 above), dated February 9, 1999 by and between Hewlett-Packard Company and the Registrant

*10.19    Letter  Agreement,  dated  February  10, 1999 by and between Bay  Tree
          Capital  Associates,  LLC  and  the  Registrant.

*10.20 Employment Agreement dated February 26, 1999 by and between Mr. Jack Marshall and the Registrant.

*10.21    Stock  Option  Plan  of  the  Registrant.

*10.22 Form of Stock Option Agreement issued under the Stock Option Plan of the Registrant.

*10.23 Stock Option Agreement dated July 1, 1999 by and between Chris McConn and the Registrant

*10.24 Stock Option Agreement dated July 1, 1999 by and between Jack Marshall and the Registrant

*10.25 Co-Branded Marketing Agreement, dated March 8, 1999, by and between Picture Works and the Registrant.

*10.26 Co-Branded Marketing Agreement, dated March 11, 1999 between Umax Technologies, Inc. and the Registrant.

*10.27 Internet Services and Co-Location Agreement, dated March 15, 1999 by and between AboveNet Communications, Inc. and the Registrant.

*10.28 Cowabunga Reciprocal web site Linking Agreement, dated April,1999 by and between Cowabunga Enterprises, Inc., a wholly owned subsidiary of Gateway 2000, Inc. and the Registrant.

*10.29 Representation Agreement, dated April 26, 1999, by and between ADSmart Network and the Registrant.

*10.30 Co-Branded Marketing Agreement, dated May 3, 1999, by and between Tribal Voice and the Registrant.

*10.31 Co-Branded Marketing Agreement, dated May 12, 1999, by and between, Netopia, Inc. and the Registrant.

*10.32 Agreement, dated July 31, 1998, by and between Digital Equipment Corporation and the Registrant.


*10.33 Consulting Services Agreement, dated October 22, 1998 by and between Hewlett-Packard Company and the Registrant.

*10.34 Loan and Security Agreement, dated September 27, 1999 by an between Aerofund Financial, Inc. and the Registrant.

10.35 Subscription Agreement, dated December 1999, by and between John C. Marshall, Martha Ann Marshall and the Registrant.

10.36 Warrant Agreement dated December 1999, by and between John C. Marshall, Martha Ann Marshall and the Registrant.

10.37 Subscription Agreement, dated December 1999, by and between Barbara Marshall and the Registrant.

10.38 Warrant Agreement dated December 1999, by and between Barbara Marshall and the Registrant.

10.39 Subscription Agreement, dated December 1999, by and between Lisa Marshall, Don Welsh and the Registrant.

10.40 Warrant Agreement dated December 1999, by and between Lisa Marshall, Don Welsh and the Registrant.

10.41 Stock Option Agreement dated December 1999, by and between Lisa Marshall, Don Welsh and the Registrant.


*21.1     Subsidiaries  of  the  Company

27.1      Financial  Data  Schedule


*Previously  filed  with  the  SEC.

                                   SIGNATURES


        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                     PHOTOLOFT.COM
                                      (Registrant)



Date:  February 2, 2000                   By:  /s/  Jack  Marshall
                                          --------------------------------------
                                               Jack  Marshall,  Chief  Executive
                                               Officer,  President and Treasurer